Exhibit 99.1

AURORA®

Notice of Annual General Meeting of Shareholders

and

Management Information Circular

Date of Meeting:	**Friday, November 12, 2021**
Time:	**1:00 p.m. Mountain | 3:00 p.m. Eastern**
Virtual Meeting:	**Via live webcast only @ https://web.lumiagm.com/488554625**

September 28, 2021

A virtual-only meeting is being adopted to give all shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or particular constraints, circumstances or risks they may be facing as a result of the ongoing COVID-19 pandemic. You will not be able to attend the Meeting in person. Important details about the Meeting and how shareholders can participate are set out in this Management Information Circular and the accompanying proxy materials.

WHAT’S INSIDE:

LETTER TO SHAREHOLDERS
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
SOLICITATION OF PROXIES	1
GENERAL PROXY INFORMATION	1
RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	4
DOCUMENTS INCORPORATED BY REFERENCE	4
PARTICULARS OF MATTERS TO BE ACTED UPON	5
ITEM 1: ELECTION OF DIRECTORS	5
ITEM 2: APPOINTMENT OF AUDITOR	13
ITEM 3: SAY-ON-PAY	14
ITEM 4: RENEWAL OF SHAREHOLDER RIGHTS PLAN	15
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	17
COMPENSATION DISCUSSION AND ANALYSIS	26
STATEMENT OF EXECUTIVE COMPENSATION	39
DIRECTOR COMPENSATION - NON-EXECUTIVE DIRECTORS	50
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	54
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	55
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	55
ADDITIONAL INFORMATION	55
OTHER MATTERS	55

FOUR WAYS TO VOTE BY PROXY:

On the internet

By telephone

By fax

By mail

VOTING BY PROXY IS THE EASIEST WAY TO VOTE!

Please refer to the form of proxy or voting instruction form provided to you, or to the instructions within this Circular for more information on the voting methods available to you.

LETTER TO SHAREHOLDERS

Dear Shareholders,

The Annual General Meeting (“AGM”) of Aurora Cannabis Inc. (“Aurora” or the “Company”) is being held on Friday, November 12, 2021 at 1:00 p.m. (Mountain) / 3:00 p.m. (Eastern). Due to the ongoing COVID-19 pandemic, we have opted to hold the AGM in a virtual-only format again this year in order give our shareholders an equal opportunity to participate. The particulars for the virtual Meeting are set out in the accompanying proxy materials.

I very much appreciate the Board’s confidence in me, and I am pleased to be working with my leadership team to establish Aurora as a profitable leader in the global cannabinoid market. I take my fiduciary responsibilities to our investors very seriously and I am determined to do everything I can to achieve profitability and enhance shareholder value.

Outlook:

We made significant strategic and financial progress during fiscal year 2021. While there’s certainly more work to do, Aurora is on the right course to build shareholder value in the fast-moving global cannabinoid industry.

Building shareholder value starts with profitability on an Adjusted EBITDA basis. The entire team is focused on this effort. We recently announced an additional facility consolidation and organizational efficiencies as further proof points to achieve that primary objective.

Building on that, let me highlight a few more data points that underscore our progress in fiscal 2021 that will accelerate into fiscal 2022:

•	Firstly, Aurora is and remains the #1 Canadian LP in global medical cannabis revenues with adjusted gross margin over 60%. This is nearly double what we see in the adult recreational segment. For that reason, we expect to continue to allocate resources to the Canadian, European and Israeli medical markets, where our regulatory expertise, differentiated science leadership, testing capabilities and strict adherence to compliance combine to create a portable and profitable business model.
•	An additional lever we’re pulling is expense reduction. The Company is on track to deliver another $60 million to $80 million in incremental cost savings and it’s important to note that these savings won’t affect any planned growth initiatives. These additional savings will also clear our path to being Adjusted eBITDA positive as we exit fiscal 2022, even if revenues were to remain consistent with our fiscal 2021 fourth quarter levels.
•	Another value creation data point is the balance sheet. In a growing, dynamic and fragmented market, our regulatory expertise and #1 position in Canadian medical are further advantaged with a strong balance sheet. I’m pleased to say that we have vastly improved ours with over $400 million of cash as of June 30, 2021, no secured term debt, and access to US$1 billion of capital under our shelf prospectus.
•	Fiscal 2022 should be very exciting for our significant investment in R&D and monetizing our world leading science and innovation program. Our team has launched three new cultivars under our San Rafael brand in the premium adult recreational market and we expect to launch additional new premium cultivars in the future. We recognize that consumers desire new strains, high potency and unique terpene profiles and our capabilities to deliver for consumers sets Aurora apart from our competitors.
•	Lastly, we continue to strengthen our executive leadership team by bringing in two highly skilled individuals in the areas of Operations and Supply Chain with the appointment of Alex Miller and Human Resources, with the appointment of Lori Schick.

With this as a backdrop, the primary focus of the entire Aurora team is on executing the plan and achieving Adjusted EBITDA profitability. We continuously look for more effective ways to serve our patients and consumers and opportunities to extract efficiencies from our operations.

We sincerely thank our shareholders for their support. Our industry is evolving rapidly, so timely and focused execution on our plan to maintain leading margins, strong leadership positions in global medical markets and driving towards profitability will reward us all in the year to come.

Thank you,

/s/ “Miguel Martin”

Miguel Martin

Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
When:	Friday, November 12, 2021 at 1:00 p.m. Mountain | 3:00 p.m. Eastern
Virtual Meeting:	Virtual only via live webcast at https://web.lumiagm.com/488554625.
Purpose:

1.       table the audited financial statements for the financial year ended June 30, 2021, together with the report of the auditors and the management’s discussion and analysis thereon;

2.       fix the number of directors to be elected at eight (8);

3.       elect the directors for the ensuing year;

4.       appoint the auditor for the ensuing year;

5.       consider and, if deemed appropriate, to pass with or without variation, a non-binding advisory resolution on our approach to executive compensation, as more particularly described in the accompanying Information Circular, under “Particulars of Matters to be Acted Upon - Say-on-Pay”; and

6.       renew and confirm by ordinary resolution, our existing Shareholder Rights Plan and its continuation for a three-year period, as more particularly described in the accompanying Information Circular, under “Particulars of Matters to be Acted Upon - Renewal of Shareholder Rights Plan”.

You have the right to vote:	You are entitled to receive notice of and vote at the Meeting or any adjournment, if you are a holder of common shares of Aurora on September 20, 2021. You have the right to vote your shares on items 2 to 6 listed above and any other items that may properly come before the Meeting or any adjournment. Each common share is entitled to one vote.
Meeting Materials:

We are using notice-and-access to deliver this circular to both our registered and non-registered shareholders. This means that the Meeting materials are being posted online for you to access rather than being mailed out. Notice-and-access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

You will still receive a form of proxy or a voting instruction form in the mail so you can vote your shares, but, instead of receiving a paper copy of the Meeting materials, you will receive a notice with information about how you can access the Meeting materials electronically and how to request a paper copy. The Meeting materials, as well as our audited financial statements for the year ended June 30, 2021 and accompanying management discussion and analysis, are available under our profile at www.sedar.com or on our website at https://investor.auroramj.com/about-aurora/corporate-governance/.

Approval:

The Board has approved the content of this Notice and Information Circular, and authorized it to be sent to shareholders, to each director and to the auditors.

By order of the Board

/s/ “Miguel Martin” /s/ “Ron Funk”

Chief Executive Officer Chairman of the Board

INFORMATION CIRCULAR Containing information as of September 20, 2021 (unless stated otherwise)
Solicitation of Proxies	This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Annual General Meeting of shareholders of the Company (and any adjournment thereof) to be held at 1:00 p.m. (Mountain) / 3:00 p.m. (Eastern) on Friday, November 12, 2021 (the “Meeting”) by live webcast at the link and for the purposes set forth herein and in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company. We have arranged for intermediaries to forward the Meeting proxy materials to Beneficial Shareholders of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.
GENERAL PROXY INFORMATION
Notice and Access

The Company has elected to use the notice and access procedure (“Notice and Access”) available in National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of meeting materials to shareholders for the Meeting. Under Notice and Access provisions, shareholders will receive a notice (“Notice and Access Notice”) containing information on how they can access the Company’s Notice of Meeting and Information Circular (the “Meeting Materials”) electronically instead of receiving a printed copy, and if a shareholder wishes, how to receive a printed copy of the Meeting Materials. Together with the Notice and Access Notice, shareholders will receive a proxy (“Proxy”), in the case of Registered Shareholders, enabling them to vote at the Meeting. The Meeting Materials will be posted on the Company’s website at https://investor.auroramj.com/ and will remain on the website for one year. The Meeting Materials will also be available on the Company’s corporate profile at www.sedar.com. All Registered and Beneficial Shareholders will receive a Notice and Access Notice.

The individuals named in the accompanying form of Proxy are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than any of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and vote on your behalf at the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy FOR the approval of such matter.

Registered Shareholders

Shareholders who hold Common Shares registered in their own name (“Registered Shareholders”) may wish to vote by proxy whether or not they are able to attend the virtual Meeting. Registered Shareholders may choose one of the following options to submit their Proxy:

• complete, date and sign the enclosed form of Proxy and return it to the Company’s transfer agent, Computershare Trust Company of Canada (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1 or by hand delivery to the 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;

• use a touch-tone phone to transmit voting choices to a toll-free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll-free number, the holder’s account number and the 15-digit control number; or

• use the internet through the Computershare website at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the 15-digit control number.

In all cases, the Registered Shareholder must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting, or the adjournment thereof, at which the Proxy is to be used. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion without notice.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name (“Beneficial Shareholders”). Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States (the “U.S.”), under the name of Cede & Co. as nominee for The Depository Trust and Clearing Corporation (which acts as depositary for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients. You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of Proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a Voting Instruction Form (a “VIF”) in lieu of a Proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to have the Common Shares voted at the Meeting or to have an alternate representative duly appointed to attend the virtual Meeting and vote your Common Shares.

Additional Information for Appointing a Proxyholder (Registered and Beneficial Shareholders)

Shareholders who wish to appoint someone other than the Aurora representatives named in the form of Proxy or VIF as their proxyholder to participate at the Meeting as their proxy and vote their shares MUST first submit their Proxy or VIF, as applicable, appointing that person as proxyholder AND then register that proxyholder online, as described below.

Registering your proxyholder is an additional step that must be completed AFTER you have submitted your Proxy or VIF. Failure to register the proxyholder will result in the proxyholder not receiving a Username that is required to participate and vote at the Meeting.

To register a proxyholder, shareholders MUST visit https://www.computershare.com/Aurora no later than Tuesday, November 9, 2021 at 1:00 p.m. (Mountain) / 3:00 p.m. (Eastern) and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

United States Beneficial holders: To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare
100 University Avenue, 8th Floor

Toronto, ON M5J 2Y1

OR email at USlegalproxy@computershare.com

If you appoint a proxyholder other than yourself or the named Aurora representatives, please make them aware and ensure they will participate at the Meeting and have received their Username prior to the Meeting. If your proxyholder does not receive a Username and attend the Meeting, your shares will not be voted.

Notice to United States Shareholders

The solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with applicable Canadian disclosure requirements. Shareholders of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

Any information concerning the Company and its operations has been prepared in accordance with Canadian standards under applicable Canadian securities laws and may not be comparable to similar information for United States companies.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are subject to auditing and auditor independence standards in Canada which will differ in certain respects from United States generally accepted accounting principles and from practices prescribed by the U.S. Securities and Exchange Commission (“SEC”) and thus, may not be comparable to financial statements of United States companies. Such consequences for shareholders who are resident in, or citizens of, the U.S. may not be described fully in this Information Circular.

The enforcement by shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein are residents of a foreign country and a substantial portion of the Company’s assets and the assets of such persons are located outside of the United States.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a Proxy may revoke it by:

• executing a Proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the Proxy bearing a later date to Computershare, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

• personally attending the virtual Meeting and voting the Registered Shareholder’s Common Shares.

A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.

NOTE: If you are using a 15-digit control number to login to the virtual Meeting and you accept the terms and conditions, you will only be revoking any and all previously submitted Proxies IF you enter a vote while the virtual Meeting is in session. If you do not want to revoke a previously submitted proxy, please do not vote while the Meeting is in session.

Attending and Participating at the Virtual Meeting

Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholders) who participate at the virtual Meeting will be able to listen to the Meeting, ask questions and vote, provided that they are connected to the Internet. Guests, including non-registered shareholders who have not duly appointed themselves as proxyholder, can log in to the Meeting as set out below. Guests can listen to the Meeting but will not able to communicate or vote. Shareholders will not be able to attend the Meeting physically. The Meeting will be held in a virtual-only format, which will be conducted via live audio webcast, and can be accessed by logging in online at https://web.lumiagm.com/488554625. We recommend that you log in at least fifteen (15) minutes before the Meeting begins.

• Click “Login” and then enter your 15-digit Control Number (see below) and Password “aurora2021” (case sensitive); OR

• Click “Guest” and then complete the online form.

Registered Shareholders: The 15-digit control number located on your form of Proxy or in the email notification you received is your “Control Number” to access the Meeting.

Duly appointed proxyholders: Computershare will provide the proxyholder with a Username by email after the Proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described above under “Additional Information for Appointing a Proxyholder”.

In order to access the virtual Meeting, participants will need an Internet-connected device, such as a laptop, computer, tablet or smartphone. The Meeting platform will be supported across browsers and devices running the most updated version of applicable software plugins. If you attend the virtual Meeting, you must remain connected to the Internet at all times in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting and complete the related procedure. Please refer to the “Lumi AGM User Guide” posted on our website at https://investor.auroramj.com/about-aurora/corporate-governance/ for full instructions.

Q&A Before and During the Meeting	As noted above, Registered Shareholders and duly appointed proxyholders who login to participate at the virtual Meeting will be able to ask questions, provided that they are connected to the Internet. Any shareholder who wishes to pose questions in advance of the Meeting is invited to send them by email to aurora@icrinc.com. Note that due to time constraints, we cannot commit to answering every question that we receive.
Interests of Certain Persons or Companies in Matters to be Acted Upon	No director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor, the approval of the share and option based compensation plans, and as otherwise set out herein.

Record Date, Voting Securities and Principal Holders of Voting Securities

The board of directors (the “Board”) of the Company has fixed September 20, 2021 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the virtual Meeting or complete, sign and deliver a form of Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as of September 20, 2021.

Intercorporate Relationships	At the date of this Information Circular, the Company operates its business through its six (6) material wholly owned subsidiaries. Please refer to the Company’s Annual Information Form for the year ended June 30, 2021 dated September 27, 2021 (the “2021 AIF”) posted to the Company’s profile at www.sedar.com, which sets out the Company’s material subsidiaries.
Authorized capital

The Company is authorized to issue an unlimited number of Common Shares without par value.

As of September 20, 2021, there were 198,124,988 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

The Company is also authorized to issue an unlimited number of Class “A” Shares with a par value of Cdn$1.00 each and is authorized to issue an unlimited number of Class “B” Shares with a par value of Cdn$5.00 each. There were no Class “A” Shares and no Class “B” Shares issued and outstanding as of September 20, 2021.

Class “A” Shares: Class “A” Shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class “A” Shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class “A” Shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class “A” Shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

Class “B” Shares: Class “B” Shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class “B” Shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class “B” Shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

Documents Incorporated by Reference

The following documents filed with the securities commissions or similar authority in all Provinces in Canada are specifically incorporated by reference in this Information Circular:

• The Company’s audited financial statements for the financial years ended June 30, 2021 and June 30, 2020, the reports of the auditor’s thereon, and the related management’s discussion and analysis; and

• The Audit Committee Charter of the Board’s Audit Committee, a copy of which is attached as Schedule “A” to the 2021 AIF.

Votes Necessary to Pass Resolutions	With respect to the election of directors, pursuant to the Company’s Articles, the Board has determined that eight (8) directors are to be elected at the Meeting. Accordingly, there are eight (8) director positions to be filled. If there are more nominees for election as directors than there are vacancies to fill, the eight (8) nominees receiving the greatest number of votes will be elected. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected by acclamation. Subject to the majority vote policy described below, the eight (8) nominees receiving the highest number of votes may be, at the discretion of the Board, considered elected, even if a director gets fewer “for” votes than “withhold” votes. Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by management will be appointed at the Meeting. A simple majority of affirmative votes cast at the Meeting is required to pass the other resolutions described herein.
Financial Statements	The audited consolidated financial statements of the Company for the financial year ended June 30, 2021, with the independent report of the auditor thereon, and the related management discussion and analysis will be tabled at the Meeting. These documents are also available under the Company’s profile at www.sedar.com. Additional information relating to these documents may be obtained by a shareholder upon request without charge by sending an email to aurora@icrinc.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

ITEM 1: Election of Directors

As of the date of this Information Circular there are nine (9) directors of the Company. Michael Detlefsen has informed the Board of his intention to not stand for re-election, therefore, management proposes that the number of persons to be elected at the Meeting to act as directors of the Company for the ensuing year be fixed at eight (8).

All of management’s nominees for election at the Meeting are currently directors of the Company. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting. The persons named in the Proxy intend to vote for the election of the proposed nominees set out below and to exercise their discretionary authority to vote for the election of any other person in place of a nominee unable to stand for election.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Majority Voting Policy	Advance Notice Provision

The Company has adopted a majority voting policy (the “Majority Voting Policy”) that applies to the election of directors. Under the Majority Voting Policy, a director who is elected with more votes withheld than cast in favour of his or her election will be required to tender his or her resignation to the Chairman of the Board. The resignation will be effective when accepted by the Board and the nominee director will not participate in any committee or Board meetings or deliberations on this matter. The Majority Voting Policy does not apply in circumstances involving contested director elections.

The Nominating and Corporate Governance Committee (the “N&CG Committee”) will consider the resignation and make a recommendation to the Board on whether or not the resignation should be accepted. In considering the recommendation of the N&CG Committee, the Board will consider the factors taken into account by the committee and such additional information and factors that the Board considers relevant. The Board expects that resignations will be accepted unless there are extenuating circumstances that warrant a contrary decision.

The Board will announce its decision (including the reasons for not accepting any resignation) by way of a news release within 90 days of the date of the meeting at which the election occurred and provide a copy of the news release to the Toronto Stock Exchange (“TSX”). If the resignation is accepted, subject to any applicable law, the Board may leave the resultant vacancy unfilled until the next annual general meeting, fill the vacancy through the appointment of a new director, or call a special meeting of shareholders at which there will be presented one or more nominees to fill any vacancy or vacancies. A copy of the Majority Voting Policy can be viewed on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/.

The Company’s Articles include at clause 14.12 - Nomination of Directors, advance notice provisions (the “Advance Notice Provision”) concerning nomination of directors for election by shareholders. The Advance Notice Provision provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the BCBCA, or (ii) a shareholder proposal made pursuant to the provisions of the BCBCA.

The purpose of the Advance Notice Provision is to foster a variety of interests of the shareholders and the Company by ensuring that all shareholders, including those participating in a meeting by Proxy rather than in person, receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. The Advance Notice Provision fixes a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders at which election of directors will be presented and sets forth the minimum information that a shareholder must include in the advance notice to the Company for it to be in proper written form.

The Advance Notice Provision also requires that all proposed director nominees deliver a written representation and agreement that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director.

The foregoing is merely a summary of the Advance Notice Provision, is not comprehensive and is qualified by the full text of such provision in the Company’s Articles, which can be viewed on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/.

Any additional director nominations for the Meeting must have been received by the Company in compliance with the Company’s Articles by no later than the close of business on October 13, 2021. If no such nominations are received by the Company prior to such date, management’s nominees for election as directors set forth herein will be the only nominees eligible to stand for election.

NOMINEES FOR ELECTION TO THE BOARD

Our Directors	Our Nominee Board is comprised of an independent non-executive Chairman, our CEO, our former Executive Chairman, and five independent non-executive directors, each with diverse skill sets and professional experience.

strategy, growth, and innovation

consumer packaged goods

finance, audit, and capital markets

operational excellence

business transformation

executive leadership

legal and regulatory

international regulated products

corporate governance

Six (6) of the eight (8) candidates (75%) proposed for election qualify as unrelated and independent, as they are independent from management and free from any interest, function, business, or other relationship that could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the Company’s best interest. Only the Company’s CEO and former Executive Chairman and Interim CEO are considered non-independent Directors.

The following is a biography for each director nominee for election at the Meeting. All other director information can be found in this section under the heading “Director Compensation” or in the section entitled “Statement of Corporate Governance”.

tHE BOARD recommends that shareholders vote “FOR” the election of each nominee set forth below, to hold office until the close of the next annual meeting of shareholders or until their respective successors ARE ELECTED. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR each nominee.

Ron Funk - Independent Chairman Ontario, Canada | Director since July 2018 | Age: 64
Areas of expertise: › Leadership › Business strategy › Consumer products › Supply chain
	Current occupation:		Chairman
	Business Experience:		Ron brings over 30 years of experience in business and consulting to his role with the Company. From 2009 to 2020, he managed his own consulting practice, working with clients on acquisitions, restructurings, strategy development and government relations. Ron has worked on projects in various locations around the world, with clients engaged in a range of industries, including heavily regulated consumer products such as tobacco, alcohol, and food products. Other industries in which he has consulted include retail, advanced data analytics, gaming, and real estate development. Before opening his consulting practice, Ron was employed for approximately 30 years by Rothmans, Benson & Hedges Inc., serving in various roles and capacities, including Vice President of Sales, Human Resources, Corporate Affairs and Competitive Improvement. In these senior roles, he developed and executed a number of strategies that resulted in material growth in both market share and profitability. Ron previously served as an independent director of Carey Management Inc., a privately held business that owns Canada’s largest independent wholesale distributor. He has also served as the Chairman of the Ontario Convenience Stores Association and Treasurer of the Canadian Convenience Stores Association.
	Education:		Ron holds a MBA from Kellogg-Schulich.
	Public Directorships (past 5 years):		MedReleaf Corp. (TSX) from June 2017 to July 2018
	Memberships, professional designations and awards:		Ron is the 2008 graduating Valedictorian of the Kellogg Schulich EMBA program and the 3-time "Outstanding Industry Leadership Award" winner by the National Association of Convenience Store Distributors (now the Convenience Industry Council of Canada).
Share ownership as at June 30, 2021
	Common shares	DSUs	Total	Share Ownership Met or In Progress?
Number held	6,752	13,854	20,606	In Progress(2)
Dollar value(1)	$75,825	$155,580	$231,405
Other matters
Membership		Attendance	Voting results 2020 - 88.13% FOR 2019 - 94.51% FOR 2018 - 96.35% FOR
Board Audit Committee HR & Compensation Committee N&CG Committee Science and Innovation Committee		20 out of 20 (100%) 12 out of 12 (100%) 9 out of 9 (100%) 9 out of 9 (100%) 6 out of 6 (100%)

Notes:

1)	Calculated based on the closing price on June 30, 2021, being $11.23.
2)	Directors have five (5) years to meet their share ownership requirements and are not considered “non-compliant” until then.

Miguel Martin - CEO and Director Virginia, USA | Director since September 2020 | Age: 49
Areas of expertise: › Executive leadership › Strategic planning and execution › Consumer packaged goods › International regulated products
	Current occupation:	CEO of the Company
	Business Experience:	Miguel is a 25-year consumer packaged goods industry veteran with deep experience operating in highly regulated industries. He joined Aurora from Reliva, LLC where he served as Chief Executive Officer and became President of Aurora USA upon closing of the Company’s acquisition of Reliva in May 2020. Prior to Reliva, Miguel was the President of Logic Technology, one of the largest manufacturers of electronic cigarettes. He also held the position of Senior Vice-President and General Manager of Altria Sales & Distribution.
	Education:	Miguel obtained his Bachelor of Science from the University of Vermont in 1994 and completed Laws/Regulations/Compliance and Litigation Representation Training in 2010.
	Public Directorships (past 5 years):	N/A
	Memberships, professional designations and awards:	In 2015, Miguel won the Pinnacle Award for leadership from the National Association of Tobacco Stores
Share ownership as at June 30, 2021
	Common shares	RSUs	PSUs	Total	Share Ownership Met or In Progress?
Number held	31,835	108,382	108,382	248,599	In progress(2)
Dollar value(1)	$357,507	$1,217,130	$1,217,130	$ 2,791,767
Other matters
Membership		Attendance		Voting results 2020 - 90.05% FOR
Board		19 out of 19(3)

Notes:

1)	Calculated based on the closing price on June 30, 2021 of $11.23.
2)	Directors and NEOs have five (5) years to meet their share ownership requirements and are not considered “non-compliant” until then.
3)	Miguel was appointed to the Board effective September 8, 2020 and attended all Board meetings following that date. There were a total of 20 Board meetings during fiscal 2021.

Michael Singer - Director Quebec, Canada | Director since May 2016 | Age: 57
Areas of expertise: › Executive leadership › Strategic planning and execution › Finance › Mergers and acquisitions › Capital markets › Corporate governance
	Current occupation:			Director
	Business Experience:			Michael has extensive financial management, capital markets and corporate governance experience in the pharmaceutical and medical cannabis industries. He formerly acted as Aurora’s Interim CEO (February to September 2020) and Executive Chairman (until May 2021). In addition, he acted as the Chief Financial Officer of Nasdaq-listed Clementia Pharmaceuticals Inc., a Montreal based clinical stage biopharmaceutical company from May 2015 until July 2018. From May 2014 until June 2015, he was Chief Financial Officer of Bedrocan Cannabis Corp. Michael has held numerous independent director roles in Canadian public health care companies, and also previously served as CFO and Corporate Secretary for TSX-V listed Thallion Pharmaceuticals Inc.
	Education:			Michael holds a Graduate Diploma in Public Accounting from McGill University and a Bachelor of Commerce from Concordia University.
	Public Directorships (past 5 years):			N/A
	Memberships, professional designations and awards:			CGA and CPA, Quebec Order of Chartered Professional Accountants and Commissioner of Oaths, Quebec Minister of Justice
Share ownership as at June 30, 2021
	Common shares	DSUs	RSUs	PSUs	Total	Share Ownership Met or In Progress?
Number Held	5,109(1)	241	232,792	61,775	299,917	Yes
Dollar Value(2)	$57,374	$2,706	$2,614,254	$693,733	$3,368,068
Other matters
Membership		Attendance		Voting results 2020 - 82.27% FOR 2019 - 80.79% FOR 2018 - 78.81% FOR 2017 - 92.61% FOR 2016 - 99.53% FOR
Board		18 out of 18 (100%)(3)

Notes:

1)	Michael holds 3,333 Common Shares through 8115966 Canada Inc.
2)	Calculated based on the closing price on June 30, 2021 of $11.23.
3)	A total of twenty meetings were held during fiscal 2021, however, Michael was excused from attending two meetings as they were convened for the purpose of discussing his transition from Executive Chairman.

Norma Beauchamp - Independent Director Ontario, Canada | Director since July 2018 | Age: 60
Areas of expertise: › Corporate Governance and Nominating › Global Pharmaceutical Executive › Healthcare › Health and Wellness › Executive Leadership › Patient advocacy
	Current occupation:	Self-employed public company director
	Business Experience:	Norma brings over three decades of experience in the corporate and non-profit sectors to her role having held senior leadership positions in Canada and Germany, including executive positions at Bayer and Sanofi. Norma currently serves on the Boards of Extendicare, Dialogue Health Technologies and HLS Therapeutics. In addition, she serves on the Boards of the Ontario Caregiver Organization and ALS Canada. She is a member of the National Research Council of Canada and is a Regional Ambassador with Women Get on Board. Formerly, Norma was a director, Chair of the Corporate Governance and Compensation committees and a member of the Audit Committee of MedReleaf, a director and Chair of the Nominating and Governance Committee at Acerus Pharma, and Chief Executive Officer of Cystic Fibrosis Canada. Throughout her career, she has been a patient advocate, working with patient and healthcare organizations to enhance access to care.
	Education:	Norma has completed the University of Toronto’s Rotman School of Management Directors Education Program and obtained a Bachelor of Business Administration in Marketing from Bishop’s University.
Public Directorships (past 5 years):

› Dialogue Health Technologies Inc. (TSX) - March 2021 to present

› Extendicare (TSX) May 2019 to present
› HLS Therapeutics Inc. (TSX) June 2021 to present

› Acerus Pharma (TSX) June 2015 to May 2020

› Quest Pharmatech (TSX) January 2019 to April 2020

› MedReleaf Corp. (TSX) from June 2017 to July 2018

	Memberships, professional designations and awards:	Norma obtained her ICD.D. certification from the University of Toronto, Rotman School of Management in 2010.
Share ownership as at June 30, 2021
	Common shares	DSUs	Total	Share Ownership Met or In Progress?
Number held	2,868	7,446	10,314	In progress(2)
Dollar value(1)	$32,208	$83,619	$115,826
Other matters
Membership		Attendance	Voting results 2020 - 87.95% FOR 2019 - 91.51% FOR 2018 - 95.74% FOR
Board N&CG Committee (Chair) HR & Compensation Committee		20 out of 20 (100%) 9 out of 9 (100%) 9 out of 9 (100%)

Notes:

1)	Calculated based on the closing price on June 30, 2021 of $11.23.
2)	Directors and have five (5) years to meet their share ownership requirements and are not considered “non-compliant” until then.

Margaret Shan Atkins - Independent Director Florida, USA | Director since February 2019 | Age: 64
Areas of expertise: › Finance › Executive leadership › Public company reporting for Canadian and U.S. listed companies › Corporate governance › Strategy development and implementation
	Current occupation:	Self-employed public company director
	Business Experience:	Margaret Shan brings over 20 years of corporate leadership experience to the Company. A Certified Public Accountant, she spent fourteen years at Bain & Company, where she became a partner and leader in the firm's global consumer and retail practice. She also maintained a secondary practice in healthcare, working in Rx and OTC pharmaceuticals and in the hospital industry. Margaret Shan also served as Executive VP of Sears, Roebuck & Company (USA) and since 1999, she has served as an independent director on ten public and private corporate boards in the U.S. and Canada.
	Education:	Margaret Shan is a graduate of Queen's University where she obtained a Bachelor of Commerce (Hons) in 1979 and the Harvard Business School where she obtained her MBA in 1983. In 2021 she completed the Carnegie Mellon/National Association of Corporate Directors ('NACD') certificate in cyber-risk oversight (USA).
Public Directorships (past 5 years):

› SpartanNash Company (Nasdaq) from November 2013 to present

› Darden, Inc. (NYSE) from October 2014 to present

› LSC Communications (NYSE) from September 2016 to December 2020

› Sunopta Inc. (TSX and Nasdaq) from November 2014 to July 2019

	Memberships, professional designations and awards:	Margaret Shan obtained her CPA/CA designation in Canada in 1981 and her CPA designation in the U.S. in 2005. She is also a member and fellow of the National Association of Corporate Directors and received her ICD.D designation from the Institute of Corporate Directors (Canada) in 2021.
Share ownership as at June 30, 2021
	Common shares	DSUs	Total	Share Ownership Met or In Progress?
Number held	Nil	6,558	6,558	In progress(2)
Dollar value(1)	$0	$73,646	$73,646
Other matters
Membership		Attendance	Voting results 2020 - 88.57% FOR 2019 - 96.36% FOR
Board Audit Committee (Chair) Science and Innovation Committee HR & Compensation Committee		20 out of 20 (100%) 12 out of 12 (100%) 6 out of 6 (100%) 9 out of 9 (100%)

Notes:

1)	Calculated based on the closing price on June 30, 2021 of $11.23.
2)	Directors have five (5) years to meet their share ownership requirements and are not considered “non-compliant” until then.

Theresa Firestone - Independent Director Ontario, Canada | Director since July 2021 | Age: 66
Areas of expertise: › Pharmaceuticals › P&L management › Operations › Healthcare › Health and Wellness › Government affairs
	Current occupation:	Retired, independent director
Business Experience:

Theresa Firestone is a senior healthcare executive with over 35 years’ experience in pharmaceuticals, health & wellness, retail and government. Theresa is an accomplished business leader and has held senior leadership positions in Canada, Europe and Asia and led teams in 15 different countries. Prior to retirement in 2021, Theresa was Senior Vice President, Health and Wellness at Shoppers Drug Mart (SDM), Canada’s largest retail pharmacy chain. Theresa was responsible for leading the company’s health and wellness initiatives, including developing new growth strategies, the development and launch of Medical Cannabis by Shoppers and the Health Clinics by Shoppers, overall management of dietitian services, pharmacy services including vaccines and the recently launched the PC Health App. Theresa was also responsible for leading several Shoppers businesses including MediSystem Pharmacies, Specialty Health Network, Sanis Health and 43 corporately owned Wellwise retail outlets. She has extensive P&L, strategy development and operations experience. Theresa chaired the Women’s Initiative - Go Further Women, as a pillar lead for the Diversity and Inclusion initiative at Shoppers/Loblaws from 2017- 2019.

Prior to joining Shoppers Drug Mart, Theresa was Regional President of Emerging Markets Asia with Pfizer Inc (Shanghai and HK) and had responsibility for 13 countries in Asia. She was also General Manager of the Established Products Business with Pfizer Canada, Country Manager with Pfizer Austria, VP Sales and VP of Government Affairs with Pfizer Canada and Director of the Ontario Drug Benefit Program with the Ontario Government.

	Education:	Theresa obtained a Bachelor of Applied Science from the University of Guelph in 1978 and completed the Pfizer Executive Leadership Program at Harvard Business School in 1999.
	Public Directorships (past 5 years):	› Cybin Inc. (NEO/NYSE) from August 2021 to present › Merus Labs International (TSX) from 2014 to 2017
Memberships, professional designations and awards:

› Inducted into the Canadian Healthcare Marketing Hall of Fame, 2010

› Honored as one of 12 outstanding Canadian Women the Weizmann Institute, 2010

› Awarded the prestigious Queen's Golden Jubilee Medal, 2002

› Honored by the Montreal Board of Trade as an Exceptional Woman for business achievements, 2001

Share ownership as at June 30, 2021(1)
	Common shares	DSUs	Total	Share Ownership Met or In Progress?
Number held	N/A	N/A	N/A	In progress(2)
Dollar value	N/A	N/A	N/A
Other matters
Membership		Attendance	Voting results N/A(1)
Board		N/A(1)

Notes:

1)	Theresa joined the Board effective July 26, 2021.
2)	Directors have five (5) years to meet their share ownership requirements and are not considered “non-compliant” until then.

Adam Szweras - Independent Director Ontario, Canada | Director since August 2015 | Age: 49
Areas of expertise: › Securities law › Mergers and acquisitions › Corporate Governance › Capital markets
	Current occupation:	Barrister and Solicitor and Chairman of Foundation Markets Group.
	Business Experience:	Adam practices securities law with Fogler, Rubinoff LLP in Toronto and is the Chairman of the Foundation Markets Group, a Toronto based Merchant Bank and brokerage firm. Adam both joined Fogler, Rubinoff LLP and founded the Foundation Markets Group in 2006. His law practice focuses on financings and going public transactions, and in his banking practice, he works closely to build, invest in, and develop emerging business. Adam has a particular expertise with cross border mid-market transactions and often acts as a strategic advisor to his clients. Adam works with public and private companies active in cannabis markets in Canada and the US as well as companies with businesses in energy transmission, oil and gas and alternative energy, technology, and food producers. Adam has experience in representing clients in Canada and the US as well as South America, China and South Asia.
	Education:	Adam obtained his LLB from Osgoode Hall Law School in June 1994 and previously attended York University.
Public Directorships (past 5 years):

› Nutritional High International Inc. (CSE) from July 2014 to present

› SustainCo Inc. (TSX-V) from March 2017 to November 2020

› Harborside Inc. (CSE) from May 30, 2019 to November 2020

› Quinsam Capital Corporation (CSE) from October 2017 to August 2020

› Water Ways Technologies Inc. (TSX-V) from April 2014 to August 2020

› Mahdia Gold Corp. (CSE) from April 2016 to June 2018

› The Tinley Beverage Company Inc. (TSX-V) from December 2010 to September 2016

	Memberships, professional designations and awards:	Barrister and Solicitor, Law Society of Upper Canada
Share ownership as at June 30, 2021
	Common shares	DSUs	Total	Share Ownership Met or In Progress?
Number held	8,063	11,175	19,238	Yes
Dollar value	$90,547	$125,495	$216,043
Other matters
Membership		Attendance	Voting results 2020 - 85.39% FOR 2019 - 75.88% FOR 2018 - 96.75% FOR 2017 - 99.2% FOR 2016 - 99.53% FOR
Board HR & Compensation Committee (Chair) N&CG Committee		19 out of 20 (95%) 9 out of 9 (100%) 9 out of 9 (100%)

Note:

1)       Calculated based on the closing price on June 30, 2021, being $11.23.

Lance Friedmann- Independent Director Illinois, USA | Director since February 2020 | Age: 66
Areas of expertise: › Marketing › Strategy › Consumer/customer insights › Public policy › International markets
	Current occupation:	Retired, independent director
	Business Experience:	Throughout Lance’s 25-year experience with Kraft Foods and Mondelēz International, Inc., he held a number of roles of progressing scope and responsibility focused on marketing, strategy, and customer insights across the U.S., Latin America, and Asia. His experience includes senior management of Kraft Foods' marketing-related and corporate marketing programs, for Canada, Mexico and Puerto Rico, and Health & Wellness. Notably, he played a critical role in the launch of the "Sensible Solutions" product line, and subsequently led Mondelez's $12 billion global biscuits category, including Oreo, the world's #1 biscuit brand.
	Education:	Lance obtained his BA in Economics from Stanford University in 1976 and his MBA from Harvard Business School in 1978.
	Public Directorships (past 5 years):	N/A
Share ownership as at June 30, 2021
	Common shares	DSUs	Total	Share Ownership Met or In Progress?
Number held	Nil	5,588	5,588	In progress(2)
Dollar value(1)	$0	$62,753	$62,753
Other matters
Membership		Attendance	Voting results 2020 - 87.88% FOR
Board Audit Committee Science and Innovation Committee (Chair)		20 out of 20 (100%) 12 out of 12 (100%) 6 out of 6 (100%)

Notes:

1)       Calculated based on the closing price on June 30, 2021, being $11.23.

2)	Directors have five (5) years to meet their share ownership requirements and are not considered “non-compliant” until then.

BOARD SKILLS/COMPETENCIES

The N&CG Committee has identified the skills of the nominees for election as a director of the Company in the context of the skills matrix as follows:

Skills/Competencies	M. Shan Atkins	Norma Beauchamp	Theresa Firestone	Lance Friedmann	Ron Funk	Michael Singer	Adam Szweras	Miguel Martin	Total
Core industry	X	X	X	X	X	X	X	X	8
Financial Reporting/Oversight	X		X			X	X	X	5
Capital Markets/Treasury						X	X	X	3
Audit and Risk Management	X				X	X			3
Mergers, Acquisitions, Business Development	X	X	X		X	X	X	X	7
Legal/Public Policy			x	X	X		X	X	5
Senior Executive	X	X	X	X	X	X	X	X	8
Cybersecurity	X		X						2
Communication/ Marketing/ Customer service	X	X	X	X	X	X	X	X	8
Environmental/Social/ Human Resources	X	X	X		X			X	5
International Markets	X	X	X	X	X		X	X	7
Technical Engineering/Medical/ Science		X	X			X			3
Manufacturing/Supply Chain	X		x		X			X	4
Health and Safety		X	x	X				X	4

No Arrangements

None of the nominees proposed for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

Within the 10 years preceding the date of this Information Circular, no proposed nominee for election as a director of the Company was a director, or executive officer of any company (including the Company in respect of which this Information Circular is prepared) or acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;
(b)	subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;
(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings,
(d)	subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(e)	subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Exceptions:

•	Adam Szweras was appointed as a director for Mahdia Gold Corp.’s (“Mahdia”) on April 14, 2016. Mahdia was a Canadian Securities Exchange listed company until February 4, 2016. Mahdia has been subject to a cease trade order since March 13, 2015, due to not filing its financial statements and management’s discussion and analysis pursuant to NI 51-102. Mahdia was subject to the cease trade order prior to Adam joining the Board, and he resigned as a director on May 28, 2018.
•	Adam Szweras was appointed as a director of Harborside Inc. (“Harborside”) on May 30, 2019. On June 9, 2020, the Ontario Securities Commission (the “OSC”) granted Harborside a management cease trade order in respect of the delayed filing of its audited annual financial statements and corresponding management’s discussion and analysis for the year ended Dec. 31, 2019 due to the continued impact of COVID-19. In addition, the OSC issued a temporary cease trade order in connection with Harborside’s previously announced proposed refiling of certain historical financial statements for the fiscal years ended Dec. 31, 2017 and 2018, and the interim periods ended March 31, 2019, June 30, 2019, and Sept. 30, 2019, and any corresponding management’s discussion and analyses due primarily to changes in the application of accounting treatments related to certain transactions by its reverse takeover acquirer, FLRish Inc. The annual filings and restated financial statements were filed, and the cease trade was revoked effective August 31, 2020.
•	Margaret Shan Atkins was a director of LSC Communications (“LSC”) in April 2020 when it filed for Chapter 11 bankruptcy in the United States District Court for the Southern District of New York. Margaret Shan ceased in her capacity as a director of LSC in December 2020 when it was purchased by Atlas Holdings.

ITEM 2: Appointment of Auditor

At the Meeting, KPMG LLP (“KPMG”), Chartered Professional Accountants, with offices at Pacific Centre, 777 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4T5, will be nominated for re-appointment as auditor of the Company for the ensuing year. KPMG was initially appointed as the Company’s auditor by the Board on September 25, 2018 and was subsequently approved for appointment by the shareholders on November 30, 2018, and is subject to the oversight of the Canadian Public Accountability Board, as required under the Canadian Securities Administrators’ (the “CSA”) National Instrument 52-108 - Auditor Oversight.

Auditor independence is essential to the integrity of our financial statements and KPMG has confirmed its status as independent within the meaning of the Canadian and US securities rules.

The Board proposes that KPMG be appointed as auditor OF THE COMPANY and recommends that you vote for the appointment of KPMG as our auditor. You may vote for the appointment OF KPMG AS our auditors or withhold your vote. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the appointment of KPMG as the Company’s auditor.

Audit Committee and Relationship with Auditor

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the review of financial information, which will be provided to the shareholders and the public, the establishment and maintenance of internal controls across the organization, and oversight of the audit process. It has general responsibility to oversee internal controls, accounting and auditing activities and legal compliance of the Company.

The Audit Committee is also mandated to review and approve all material related party transactions, and consider any applicable risk associated thereto. The Company defines its related parties on a quarterly basis and materiality is determined based on transaction type and value.

The Company’s Audit Committee Charter is attached as Schedule “A” to the Company’s 2021 AIF, which is available on the Company’s SEDAR profile at www.sedar.com.

The Company’s Audit Committee members as of the year ended June 30, 2021 were Margaret Shan Atkins (Chair), Ron Funk, Lance Friedmann and Michael Detlefsen. All members of the Audit Committee are independent. National Instrument 52-110 - Audit Committees (“NI 52-110”) requires the Company to disclose annually certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor. See sections in the Company’s 2021 AIF, which contains information about the Company’s Audit Committee and the Company’s relationship with its current auditor, KPMG.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the audit services rendered to the Company to ensure auditor independence. The aggregate fees billed by KPMG at the June 30, 2021 financial year end are as follows:

Financial Period Ending	Audit Fees ($)(1)	Audit Related Fees ($)(2)	Tax Fees ($)(3)	All Other Fees ($)(4)
2021	3,042,764	-	357,032	-
2020(5)	3,050,150	37,450	255,010	-

Notes

1)	“Audit Fees” includes fees for the performance of the annual audit and quarterly reviews of the financial statements, which includes the audit of significant transactions and matters, and reviews of prospectus and financing documents including related assistance to underwriters.
2)	Audit-Related Fees” includes fees for assurance or accounting related services that have not been reflected under (1).
3)	“Tax Fees” includes fees for tax compliance, tax planning, tax structuring and tax advice.
4)	“All Other Fees” refers to fees for ad hoc projects, which include reviews of prospectus and financing documents.
5)	Fees related to prospectus and related assistance to underwriters of $193,670 were reclassified from Audit Related Fees to Audit Fees to conform with current period’s presentation.

ITEM 3: SAY-ON-PAY

At the Meeting, shareholders will have the opportunity to consider and vote on a non-binding advisory resolution to approve the compensation of the Company’s named executive officers (NEOs) as described in this Information Circular in accordance with NI 51-102 disclosure rules. This advisory resolution, commonly known as a “say-on-pay” resolution, gives our shareholders the opportunity to express their views on our NEOs’ compensation as a whole. This vote is not intended to address any specific item of compensation or any specific NEO, but rather the overall compensation of all of our NEOs and the philosophy, policies and practices described in this Information Circular. Our Board has determined to hold such votes on an annual basis but will reassess the frequency of the vote annually.

The say-on-pay vote is advisory and, therefore, not binding on the Company, the Human Resources and Compensation Committee (the “HR & Compensation Committee”) or on our Board. The say-on-pay vote will provide the Board and the HR & Compensation Committee with information regarding investor sentiment about our executive compensation philosophy, policies and practices, which the Board and its HR & Compensation Committee will then be able to consider when determining executive compensation for the remainder of the current financial year and beyond. We value the opinions of our shareholders. To the extent there is any significant vote against the NEO compensation as disclosed in this Information Circular, we may communicate directly with shareholders to understand their concerns that influenced the vote. In all events, we will consider our shareholders’ concerns and will share them with the HR & Compensation Committee, which will evaluate whether any actions are necessary to address those concerns.

Last year, shareholders voted 78.1% in favour of the say-on-pay resolution. The requirement for the resolution to carry at the meeting was only a majority of votes cast, and compared to the vote requirement, the resolution easily passed. However, it became clear to management that a significant minority of shareholders had expressed their discontent. Following the meeting, some shareholders informally expressed their views on how the executive compensation practices of the Company could be improved. The top concerns of shareholders appear to be (in order of importance):

•	long term pay-for-performance alignment;
•	at least 50% of equity awards should be tied to performance conditions; and
•	the robustness of performance targets.

In response to these concerns raised, the HR & Compensation Committee has continued to evolve the executive compensation practices.

In 2020, a performance equity award plan was introduced to further tie compensation outcomes to the achievement of performance objectives. The robustness of all performance targets continues to be under heavy scrutiny by the HR & Compensation Committee and the Board. However, the performance targets for the 2021 fiscal year were set in the summer of 2020 while there continued to be uncertainty caused by the COVID-19 pandemic. The targets described under the section entitled “Determination of 2021 STI Awards” are sufficiently challenging, and the achievement thereof should contribute to the long-term growth of the Company.

Pay-for-performance alignment continues to be a challenge for the Company on the “performance” side of the equation as cannabis stocks in general have seen unprecedented volatility during the pandemic. As well, on the “pay” side of the equation, the Company continues to undergo a business transformation which has involved, among other things, the transition of the former CEO to the interim CEO and then to our new permanent CEO, “right-sizing” of the business including downsizing both production and the employee base, and ongoing cost control efforts. We are confident that these measures are moving the Company in the right direction for the benefit of long-term shareholders.

We remain committed to actively soliciting shareholder feedback on our approach to compensation and this advisory vote is an important part of the ongoing process of engagement between shareholders and our Board.

The key objectives and design of our executive compensation program are set forth in the Compensation Discussion & Analysis (“CD&A”) section of this Information Circular. We believe that the information provided above and within the CD&A demonstrates that our executive compensation program is designed appropriately and is working to ensure management’s interests are aligned with our shareholders’ interests to support the creation of long-term value.

Shareholder Support Requested

At the Meeting, the Company asks our shareholders to indicate their support for our NEO compensation as described in this Information Circular by voting “FOR” the following resolution:

“BE IT RESOLVED that, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular delivered in advance of the 2021 Annual General Meeting of shareholders.”

Adoption of this resolution will require the affirmative vote of a majority of the Common Shares present or represented by proxy at the Meeting and entitled to vote on the matter. Abstentions will have the same effect as votes against this resolution. Brokers and other nominee holders do not have discretion to vote uninstructed Common Shares with respect to this resolution. Accordingly, if brokers or other nominee holders do not receive voting instructions from beneficial owners of the Common Shares, they will not be able to vote the Common Shares and broker non-votes may occur with respect to this resolution. However, broker non-votes will not affect the outcome of the voting on this resolution because it requires the affirmative vote of a majority of the Common Shares present or represented by Proxy at the Meeting (as opposed to a majority of the outstanding Common Shares).

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

ITEM 4: RENEWAL OF SHAREHOLDER RIGHTS PLAN

General

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to approve the ordinary resolution (as set forth below), renewing and reconfirming the shareholder rights plan (“Rights Plan”) originally approved by the shareholders on November 30, 2018. If the Rights Plan is approved at the Meeting, it will be effective until the close of business of the annual general meeting of the Company held in 2024, unless it is reconfirmed at such meeting or it is otherwise terminated in accordance with its terms. If the Rights Plan is not approved at the Meeting, it will expire at the close of business on the date of the Meeting (unless earlier terminated in accordance with its terms).

Objectives

The overall objective of the Rights Plan is to discourage unfair take-over tactics and to give the Board time, if appropriate, to pursue alternatives with a view to maximizing shareholder value in the event that an unsolicited take-over bid is made for the Company. By creating the potential for substantial dilution of a bidder’s Common Shares, the Rights Plan encourages a bidder to proceed by way of a Permitted Bid or Competing Permitted Bid (as defined in the Rights Plan) or to approach the Board with a view to entering into a negotiated transaction. The Permitted Bid and Competing Permitted Bid provisions allow bidders to take take-over bids directly to all Shareholders and are therefore intended to preserve the rights of shareholders to consider such bids on a fully informed basis.

In determining to renew the Rights Plan, the Board considered that under the existing legislative framework governing take-over bids in Canada, there continues to be a role for rights plans in protecting issuers and preventing the unequal treatment of shareholders. Some remaining areas of concern include:

•	protecting against ‘‘creeping bids’’ (the accumulation of more than 20% of the common shares through purchases exempt from Canadian take-over bid rules, such as (i) purchases from a small group of shareholders under private agreements at a premium to the market price not available to all shareholders, (ii) acquiring control through the slow accumulation of shares over a stock exchange without paying a control premium, or (iii) through other transactions outside of Canada that may not be formally subject to Canadian take-over bid rules), and requiring the bid to be made to all shareholders; and
•	preventing a potential acquirer from entering into lock-up agreements with existing shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in the Rights Plan.

By applying to all acquisitions of 20% or more of the common shares, except in limited circumstances including Permitted Bids, the Rights Plan is designed to ensure that all shareholders receive equal treatment. In addition, there may be circumstances where bidders request lock-up agreements that are not in the best interest of the Company or its shareholders. Shareholders may also feel compelled to tender their shares to a take-over bid, even if they consider such bid to be inadequate, out of a concern that failing to do so may result in a shareholder being left with illiquid or minority discounted shares in the company. This is particularly so in the case of a partial bid for less than all the Common Shares.

The Rights Plan does not preclude any shareholder from utilizing the proxy mechanism of the BCBCA, the Company’s governing corporate statute, to promote a change in the management or direction of the Company and will have no effect on the rights of holders of the Company’s Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation. The Rights Plan is not expected to interfere with the day-to-day operations of the Company. In addition, the Rights Plan is initially not dilutive. However, if a ‘‘Flip-in Event’’ (described below) occurs and the Rights separate from the Common Shares as described below, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

Board Recommendation

The Board has determined that it is advisable and in the best interests of the Company and its shareholders that the Company continues to have the Rights Plan in place. It is not the intention of the Board, in recommending the continuation of the Rights Plan to either secure the continuance of the directors or management of the Company or to preclude a take-over bid for control of the Company. The Rights Plan provides that shareholders may tender to take-over bids which meet the Permitted Bid criteria. Furthermore, even in the context of a takeover bid that does not meet the Permitted Bid criteria, the Board is always bound to consider any take-over bid for the Company and consider whether or not it should waive the application of the Rights Plan in respect of such bid. In discharging such responsibility, the Board will be obligated to act honestly and in good faith with a view to the best interests of the Company.

Summary of Rights Plan

The following is a summary of the principal terms of the Rights Plan.

Effective Time - The effective time of the Rights Plan is at 12:01 a.m. on November 12, 2021.

Term - The Rights Plan will remain in effect until the conclusion of our annual general meeting in 2024, subject to reconfirmation at this Meeting.

Issuance of Rights - At the Effective Time, one right (a “Right”) was issued and attached to each outstanding common share and has and will attach to each common share subsequently issued.

Rights Exercise Privilege - The Rights will separate from the Common Shares and will be exercisable ten trading days (the “Separation Time”) after the earlier of (i) the first date of public a or disclosure by the Company or an Acquiring Person of facts indicating that a person has become an Acquiring Person; (ii) the date of the commencement of, or first public announcement or disclosure of the intent of any person to commence a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid; and (iii) the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as a Permitted Bid or Competing Permitted Bid, as applicable.

The acquisition by any person (an “Acquiring Person”) of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a ‘‘Flip-in Event’’. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase from the Company that number of Common Shares as have an aggregate Market Price on the date of occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted subject to the terms of the Rights Plan).

Certificates and Transferability - Prior to the Separation Time, the Rights are evidenced by the registered ownership of the Common Shares (whether or not evidenced by a certificate representing Common Shares) issued from and after the Effective Time and are not to be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate certificates that will be transferable and traded separately from the common shares.

Permitted Bid Requirements - The requirements for a Permitted Bid include the following:

A.	the take-over bid must be made to all holders of record of common shares, other than the bidder;
B.	the take-over bid must contain the following irrevocable and unqualified conditions:
a.	no Common Shares shall be taken up or paid for:
i.	prior to the Close of Business on a date that is not less than 105 days following the date of the Take-over Bid or such shorter minimum period that a take-over bid that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of NI 62-104 must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104; and
ii.	unless, at the Close of Business on the date Voting Shares and/or Convertible Securities are first taken up or paid for under such Take-over Bid, more than 50% of the then Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;
C.	unless the take-over bid is withdrawn, securities deposited or tendered pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and
D.	in the event that the deposit condition set forth in subsection B(i)(b) is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 days from the date of such public announcement.

The Rights Plan also allows for a competing Permitted Bid (a ‘‘Competing Permitted Bid’’) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except for those set out in B.(i)(a) above.

Waiver - The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an ‘‘Exempt Acquisition’’) where the take-over bid is made by a take-over bid circular to all the holders of common shares. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the company made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Rights Plan has been waived.

Redemption - The Board with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the Rights at $0.00001 per common share. Rights may also be redeemed by the Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment - The Board may amend the Rights Plan with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Board without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors - The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Investment Advisors - Investment advisors (for fully managed accounts), mutual funds, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

The Rights Plan can be found on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/.

Shareholder Approval Required

At the Meeting, shareholders will be asked to pass an ordinary resolution, with or without variation, as follows:

“BE IT RESOLVED THAT:

1.	The Shareholder Rights Plan as set forth in the Rights Agreement between the Company and Computershare Trust Company of Canada, as described in the Information Circular of the Company dated September 28, 2021 is hereby approved, confirmed and ratified and the Company is authorized to issue Rights pursuant thereto; and
2.	The making on or prior to the date hereof of any other amendments to the Shareholder Rights Plan as the Company may consider necessary or advisable to satisfy the requirements of any stock exchange or professional commentators on shareholder rights plans in order to conform the Shareholder Rights Plan to versions of shareholder rights plans currently prevalent for reporting issuers in Canada is hereby approved.”

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE RENEWAL OF THE SHAREHOLDER RIGHTS PLAN. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the renewal of the Shareholder Rights Plan.

STATEMENT OF corporate governance PRACTICES

2021 Governance Highlights

We believe that establishing and maintaining a high standard of corporate governance improves corporate performance and benefits our shareholders. We continue to keep up to date with policies and trends that help to shape our governance framework and strengthen our oversight over various issues.

Fiscal 2021 was a year of change on many levels for the Company. Not only did we appoint a new CEO, but of important note, effective May 13th, Ron Funk assumed the role of independent Chairman, reflecting the strength of current management and our Board’s planned governance enhancements. We believe that having an Independent Chairman provides for strong, independent Board leadership and accountability to our shareholders. Ron has more than 30 years experience in senior executive roles managing profitable regulated CPG brands and brings unique skills and experience that will continue to assist the Company in the pursuit of global growth. In the three years since he joined the Board, he has proven himself to be an effective leader as the Company has grown and evolved.

On July 26th, we welcomed Theresa Firestone to the Board following a distinguished career as a senior healthcare executive with leadership positions in Canada, Europe, and Asia. An expert in strategic planning, operations and new business development, Theresa has served in various sectors such as retail, healthcare, pharmaceuticals, and government. Her experience includes over 15 years of international P&L management, 15 years in senior roles at Pfizer Inc., over ten years at the Ontario Ministry of Health and seven years in retail and health and wellness, including Shoppers Drug Mart where she oversaw the design and launch of the company’s Medical Cannabis business. In addition, Theresa has more than 20 years of public and private board experience including with Orion Biotechnology, Merus Labs International and several not-for-profit organizations. Her background and well-defined skillset will be invaluable to us as we execute our strategic growth plans.

Michael Detlefsen has informed the Board of his intention to not stand for re-election this year due to a necessary reprioritization of his work-related obligations. Michael joined us at the beginning of our business transformation phase in February 2020 and has made significant contributions during his tenure. We sincerely thank him for these contributions and are equally pleased that he will continue to serve until the AGM in November.

On August 6th, the SEC approved Nasdaq’s Board Diversity Rule, a disclosure standard designed to encourage a minimum board diversity objective for companies and provide stakeholders with consistent, comparable disclosures concerning a company’s current board composition. As a foreign issuer, we meet (and exceed) the diversity objective by having three (3) female directors on the Board and have taken this early opportunity to include the Board Diversity Matrix in this year’s disclosure.

Fiscal 2021 brought risks related to climate change, diversity, and equity to the forefront of public consciousness, and there is a significant push to see greater oversight over these very important issues. We will continue to work to identify ways in which the Company can address these issues to improve our governance for the benefit of our shareholders, patients, consumers, and communities with which we do our business.

About this Section

The CSA have adopted National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”), which provides non-prescriptive guidelines on corporate governance practices for reporting issuers. In addition, the CSA has implemented under National Instrument 58-101 Disclosure of Corporate Governance Practices, the Form 58-101F1 - Corporate Governance Disclosure which prescribes certain disclosures to be made as part of the Company’s corporate governance practices. The following is a description of our corporate governance practices.

Board of Directors
Board Mandate

The Board is responsible for overseeing the exercise of corporate powers and ensuring that the Company’s business and affairs are managed to meet its corporate goals and objectives, and that the long-term interests of the shareholders are served. The Board recognizes its responsibility to engage and provide for the continuity of executive management that possesses the character, skills and experience required to attain the Company’s goals and its responsibility to select nominees for the Board of Directors who possess appropriate qualifications and reflect a reasonable diversity of backgrounds and perspectives.

The Board’s responsibilities include, among other things, overseeing the following:

• strategic planning process

• identification of principal business opportunities

• identification and management of risks, and

• internal controls and management information systems.

The Board Mandate is reviewed and updated if required on an annual basis. The full text is posted on our website at: https://investor.auroramj.com/about-aurora/corporate-governance/.

The Board discharges its responsibilities either directly or through its established committees, being the Audit Committee, the N&CG Committee, the HR & Compensation Committee and the Science and Innovation Committee (collectively, the “Committees”).

Expectations of our Board Members	The Company’s goal is to assemble a Board with the appropriate background, knowledge, skills, and diversity to effectively carry out its duties, oversee the Company’s strategy and business affairs and foster a climate that allows the Board to constructively guide and challenge management. The Company expects all Board members to, among other things, develop and maintain an understanding of the Company’s operations, strategies, and industry within which it operates, be self-determined and cooperative, and devote the necessary time and attention to the Company’s issues in order to make informed decisions. See the director biographies above for more information about our Board’s experience.
Independence

The Company believes in the importance of an independent Board and the N&CG Committee is responsible for making sure the Board functions independently of management. The Board has determined that a majority of the directors are independent within the meaning of NI 58-101. Ron Funk, Norma Beauchamp, Margaret Shan Atkins, Adam Szweras, Michael Detlefsen, Lance Friedmann and Theresa Firestone are independent directors. Miguel Martin and Michael Singer are not independent as a result of their respective roles as CEO and former Executive Chairman and Interim CEO.

All committees of the Board are comprised of only independent directors, as determined with reference to the criteria for independence prescribed by NI 58-101 and Rule 5605(a)(2) of the Nasdaq Rulebook. In 2019, Ron Funk was named as the Lead Independent Director. In this role, Ron was a member of each sub-committee of the Board and worked closely with the Chair of the N&CG Committee to advance and further enhance the Company’s corporate governance practices. He held this position until May of this year, when he transitioned to the role of independent Chairman, as detailed below.

Independent Chairman of the Board	Effective May 13, 2021, Ron assumed the role of independent Chairman. We believe that having an Independent Chairman provides for strong, independent Board leadership and accountability to our shareholders. The key role of the Chairman is to take all reasonable measures to ensure that the Board (i) has structures and procedures in place to enable it to function independently of management; (ii) carries out its responsibilities effectively; and (iii) clearly understands and respects the boundaries between the responsibilities of the Board and those of management.
Position Descriptions	The Board has developed position descriptions for the Chairman and the CEO which are reviewed annually.
Other Directorships	Our directors may serve on the boards of other public companies and together on the boards and committees of other public entities, as long as their outside positions and common memberships do not affect their ability to exercise independent judgment while serving on our Board. Disclosure regarding other directorships is included in the director biographies above.
Director Interlocks	The Board does not set a formal limit on the number of interlocking Board memberships. The N&CG Committee reviews director interlock as part of its annual evaluation of director independence. As of the date of this Information Circular, there are no interlocking Board memberships.

Financial Literacy	The Board defines “financial literacy”, as set out in NI 52-110, as an individual’s ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues generally comparable to the breadth and issues that can reasonably be expected to be raised by the Company’s financial statements. The Board has determined that all of the members of the Board are “financially literate” in accordance with NI 52-110 and the rules of the TSX and Nasdaq. Both Margaret Shan Atkins and Michael Detlefsen are considered “audit committee financial experts” under the rules of the SEC and “financially sophisticated” under Nasdaq listing standards.
Orientation and Continuing Education

The Company has implemented a Board member onboarding orientation program to provide all new directors with the following: (i) information pertaining to the role of the Board; (ii) an outline of the Company’s history and other relevant data; (iii) individual meetings with each member of the senior leadership team (iv) recent analysts’ reports; (v) a copy of the Company’s corporate governance materials; (vi) information pertaining to liability insurance coverage; (vii) guidance concerning trading in the Company’s securities; and (viii) guidance regarding insider information.

The Company encourages (and provides suggestions and funding to) the Directors to participate in continuing education activities in order to enable each Director to better perform his or her duties and to recognize and deal appropriately with issues that arise. All Board members have significant experience in the governance of public companies, which the Board believes ensures the effective operation and governance of the Board and the Company. In addition to formal director education activities, the Committees work collaboratively by frequently sharing information and educational material, and by inviting non-Committee Directors to meetings for observation or education purposes.

During fiscal 2021, our Board members have collectively attended a number of webinars and educational programs covering an array of topics relevant to our business, highlights of which are listed below:

Board Governance

• Webinar on Chairing a Board - Women Get on Board

• Board and Director evaluations

• Board Composition and renewal

• Board Governance Development

• Global Directors - bringing the world to the boardroom

• Governance of the Future: A new Paradigm

• The great Chair - Women Get on Board

• Building a future of work that works for all - and the board's governance role

Risk Management

• The Boards Role in Overseeing Financial Crime - Risk Management - Deloitte

• AI Governance is needed to manage risk and accelerate AI adoption

• NACD/Carnegie Mellon CERT cyber-risk oversight

• NACD Webinar - Cybersecurity Oversight: Are You Prepared?

• Tech Fluency for Boards: Cyber and risk management

ESG

• Webinar on Board Diversity - Deloitte

• Deloitte's Women in Leadership Initiative

• Women in Leadership - Board edition

• The strategic power of ESG: What boards can and must do

• NACD webinars:

• The ‘S’ in ESG - What Does the Data say about Diversity and Inclusion in Executive Leadership?

• Boards’ Responsibility in Achieving Economic and Social Justice

• The Board’s Role in Eradicating Racism

• Black Chapter Presidents’ Perspectives on Race Relations

COVID and Crisis Management

• The Empire Club: Getting back to normal-What does it mean and what will it take?

• Beating the Clock on Pharma's Post-Covid Countdown

• When the only certainty is uncertainty-how do boards weigh-in

• Economic Update: a challenge recovering ahead, RBC

Compensation

• Executive and Director compensation beyond Covid-19

• NACD webinar - Leading Minds of Compensation

• Employee Stock options-Deloitte and Hugessen Consulting

All of the directors are members of the Institute of Corporate Directors, the membership cost for which is paid by the Company.

Board Performance and Assessment
Process

The Board, under supervision of the N&CG Committee, has implemented a comprehensive process to annually assess its effectiveness and that of individual directors. For fiscal 2021, the assessment was conducted in a 360 peer evaluation format, an evolution from the prior year’s survey approach, through confidential one-on-one interviews with the independent governance firm, Global Governance Advisors (“GGA”). We are currently in the process of implementing GGA’s recommendations as a result of this process.

Each non-employee director and the CEO were asked a series of questions and each question was answered on a self-assessment basis as well as for each individual’s peer director. Results were aggregated and analyzed by GGA and presented in a summary of feedback for the Board as a whole. Individual feedback reports were also circulated separately, and each director was given an opportunity to schedule a feedback call with GGA to discuss the results.

Peer Evaluation	Peer evaluations are seen as critical tools to develop director skills and performance and promote more authentic Board collaboration. A successful peer evaluation can also help improve director perspective. Feedback is intended to provide areas of affirmation where both the individual and others share similar views on their contribution to the Board. In addition, the 360 assessment identifies some potential areas where the self reflection does not align with other director’s perception. The outcomes also generate some potential development opportunities and may also highlight some hidden strengths for the non-employee director.
Board and Committee Meetings
Process and Planning

The Chairman, in collaboration with the Corporate Secretary and Committee Chairs, has the responsibility of establishing a schedule for the meetings of the Board and its Committees. During this process, Board and Committee working plans are established for the year, in collaboration with applicable executives. We believe that proceeding in this manner helps in the preparation of in-depth presentations conducive to meaningful information sessions and discussions while allowing management to plan ahead. If, during the course of the year, events or circumstances require Board or Committee action or consideration, additional meetings are called. The total number of meetings and the attendance record for each director for all Board and Committee meetings held during fiscal 2021 are set out within the director bios earlier on in this Information Circular.

Communication regularly takes place between the Chairman and the Company’s executives and, through the Corporate Secretary, between executive officers having responsibilities for matters placed under the supervision of particular Committees and the Chairs of such Committees. This open communication ensures that all meaningful information concerning the affairs and progress of the Company are transmitted to those members of the Board or Committees having special supervisory responsibilities.

In Camera Meetings	The independent directors meet at or after every regular Board and Committee meeting during in camera sessions, without the presence of management. The Company believes that these in camera sessions contribute to the Board’s independent oversight. During the financial year ended June 30, 2021, the directors met in camera following each of the quarterly Board Meetings and were provided with the opportunity to meet in camera following other monthly and “special” meetings. They also met in camera following each of the Committee meetings and, when appropriate or requested, following any informational update meetings which were not convened for the transaction of business.
Attendance

The Company expects directors to attend all Board and Committee meetings, as well as the annual general meeting of the shareholders. Disclosure regarding the directors’ attendance record for the year ended June 30, 2021 is included in the director biographies above.

During the financial year ended June 30, 2021, the Company’s directors maintained a nearly perfect attendance record at Board meetings and perfect attendance at all committee meetings as applicable to each director.

The N&CG Committee reviews the attendance record of each director as part of the nomination process. The Board will require a director to tender his or her resignation if such director does not meet a minimum attendance requirement (75% of meetings in any given year), subject to a review of extenuating circumstances for such director.

Nomination and Succession Planning
Nomination of Directors

The Board encourages an objective nominating process for new directors by open discussion at Board meetings and review of candidates by the N&CG Committee. The N&CG Committee consists solely of independent directors pursuant to NP 58-201 and is responsible for proposing new nominees to the Board. See “Other Board Committees”.

The N&CG Committee considers the following factors when assessing potential candidates:

• the Board’s overall mix of skills and experience;

• how actively the candidates participate in meetings and develop an understanding of the business;

• their character, integrity, judgment, and record of achievement; and

• diversity (including gender, cultural background, age, geographic representation, and other personal characteristics).

Directors are elected by the shareholders at each annual meeting to serve for a term expiring on the date of the following annual meeting, unless otherwise appointed or elected to fill an occasional vacancy.

Succession Planning for Board and Senior Executives

In 2019, the Board, through the HR & Compensation Committee, established the Company's succession planning process with respect to senior management of the Company. The HR & Compensation Committee, in conjunction with the Company’s Human Resources team (“HR Team”), identify the skills and experience required for the most senior executive roles within the Company. The HR & Compensation Committee, together with Company’s HR Team, identify the potential candidates with the desired capabilities best suited for advancement into these roles. The identified successors work with the HR Team to establish development plans to address their gaps and career goals in the context of the succession planning process. Annual reports are provided to the Board on the progress and development of these prospective successors.

The N&CG Committee Chair discusses succession planning annually with each director, including his or her intentions with respect to continuing to serve as a director for the ensuing year. Based on these conversations, and other considerations, the N&CG Committee leads its efforts to identity and recruit potential candidates to the Board and includes consideration of both qualified male and female candidates when recruiting for new directors.

Limitations on Period of Service and Other Mechanisms of Board Renewal	The Board does not limit the time a director can serve. Imposing a term limit means it may lose the contributions of longer serving directors who have developed a deep knowledge and understanding of the Company and its business over time. The Company considers the benefits of regular renewal, has, and expects to continue to execute against that objective, within the context of the needs of the Board at the time. The Board will continue to monitor the potential need to introduce a term limit and mandatory retirement policy.
Committees of the Board
Audit Committee

As at the year ended June 30, 2021, the members of the Company’s Audit Committee were Margaret Shan Atkins (Chair), Ron Funk, Michael Detlefsen and Lance Friedmann. All members of the Audit Committee are independent. The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by reviewing the financial information, which is to be provided to the shareholders and the public, the systems of corporate controls, which management and the Board have established, and overseeing the audit and risk process. It has general responsibility to oversee internal controls, accounting and auditing activities, and legal compliance of the Company. The Audit Committee is also mandated to review and approve all material related party transactions. All members of the Audit Committee are financially literate as defined in NI 52-110.

Further, each member of the Audit Committee has:

• an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

• experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the issuer’s financial statements; or experience actively supervising individuals engaged in such activities; and

• an understanding of internal controls and procedures for financial reporting.

The Company has determined that both Margaret Shan Atkins and Michael Detlefsen each qualify as an “audit committee financial expert” under the rules of the SEC and are both considered “financially sophisticated’ pursuant to Nasdaq listing standards. As detailed earlier in this Information Circular, Michael Detlefsen is not standing for re-election this year. It is the intention of the Board to evaluate potential future candidates with audit expertise as part of its Board succession planning process in order for there to be a successor Audit Chair, should Margaret Shan no longer be able to serve in that role. Please refer to the 2021 AIF filed under the Company’s SEDAR profile at www.sedar.com on September 27, 2021 for further information concerning the relevant education and experience of each member of the Audit Committee as well as the Company’s Audit Committee charter.

Nominating and Corporate Governance Committee	As at the year ended June 30, 2021, the members of the Company’s N&CG Committee were Norma Beauchamp (Chair), Ron Funk and Adam Szweras. All members of the N&CG Committee are independent. The Board has adopted a Charter of the N&CG Committee, a copy of which is available on the Company’s website. The N&CG Committee is responsible for screening nominees to the Board and it annually assesses the skills and qualifications of directors and nominees to ensure the Board members have the skills and qualifications appropriate to the current needs of the Company. In addition, the N&CG Committee annually reviews the Board skills matrix, Committee charters and Board policies, and oversees Board effectiveness processes and director onboarding and education.
Human Resources and Compensation Committee

As at the year ended June 30, 2021, the members of the HR & Compensation Committee were Adam Szweras (Chair), Ron Funk, Norma Beauchamp and Margaret Shan Atkins. All members of the HR & Compensation Committee are independent. The responsibilities of the HR & Compensation Committee include reviewing and approving directors’ and executive compensation based on the Company’s goals and objectives, reviewing and approving the Company’s incentive compensation and equity-based plans and arrangements, and reporting regularly to the Board on the activities of the Committee. The Board has adopted a Charter of the HR & Compensation Committee, a copy of which is available on the Company’s website.

The HR & Compensation Committee conducts reviews regarding the directors’ and the CEO’s compensation once a year. To make its recommendation on the directors’ and the CEO’s compensation, this committee considers the types of compensation and the amounts paid to directors and chief executive officers of comparable publicly traded companies.

Science and Innovation Committee	As at the year ended June 30, 2021, the members of the Science and Innovation Committee were Lance Friedmann (Chair), Ron Funk and Michael Detlefsen. All members of the Science and Innovation Committee are independent. The Board has adopted a Charter of the Science and Innovation Committee, a copy of which is available on the Company’s website. The Science and Innovation Committee reviews and discusses with management the Company’s science and innovation strategies, including the full portfolio of initiatives and investments in plant science, human science, analytical science, and product design & formulation and, when appropriate, makes recommendations to the Board.
Diversity, Equity, and Inclusion (DE&I) at Aurora
Board

The Company recognizes the benefits of having a diverse Board and seeks to increase diversity at the Board level. The Company has not yet formally adopted a written diversity policy or any policies that specifically address the appointment of women to the Board, nor does it maintain quotas or targets regarding gender representation on the Board. All Board appointments are made based on merit, in the context of the skills, experience, independence, knowledge and other qualities which the Board requires to be effective, with due regard for the benefits of diversity (including the level of representation of women on the Board). The Company will, however, continue to evaluate the appropriateness of adopting targets in the future.

When the N&CG Committee conducts a director search, the nomination process requires interviewing both male and female qualified director candidates. For example, in late 2019 when Michael Detlefsen and Lance Friedmann were under consideration, the Board ensured that an equal number of similarly qualified female directors were also interviewed. Before appointing any new non-executive directors, the N&CG Committee must interview both male and female non-executive director candidates before a selection is completed. In 2019, the directors being replaced were both male, and as Aurora had achieved a 25% female representation, the Board was neutral on its gender selection. Recently in July of this year, we are pleased to have added Theresa Firestone to the Board, thereby increasing female representation on the Board. Should Aurora have a female director not standing for re-election, there would be additional emphasis to maintain at least 25% qualified female representation.

Nasdaq Board Diversity Matrix	Board Diversity Matrix as of September 20, 2021
	Country of Principal Executive Offices:	Canada
	Foreign Private Issuer	Yes
	Disclosure Prohibited Under Home Country Law	No
	Total Number of Directors	9
		Female	Male	Non-Binary	Did Not Disclose
Part I: Gender Identity
	Directors	3	6	0	0
Part II: Demographic Background
	Underrepresented Individual in Home Country Jurisdiction	Nil
	LGBTQ+	Nil
	Did Not Disclose Demographic Background	Nil
Executive and Senior Leadership

The level of representation of diverse groups is considered when filling senior leadership positions. The Company has not set diversity targets at the executive officer level due to the small size of this group and the need to consider a wide range of criteria. We track the number and percentage of women in senior leadership roles and focus on developing this talent pipeline.

We believe that the most effective way to achieve our goal of increasing the representation of women in leadership roles is to identify high-potential women within the Company and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to become effective leaders. In 2021, we paired high potential female leaders with female member of our Board in a mentoring program that was highly successful and helped support and grow leadership development.

As of the date of this Information Circular, two (2) of out nine (9) members (22%) of our executive leadership team are female. Eight (8) out of twenty-eight (28) of our Vice-Presidents and Senior Vice-Presidents, collectively (29%), are female.

Enterprise

As we continue to develop on our DE&I journey, we are committed to building and sustaining an environment where employees can bring their true authentic selves to work. While we do not currently have formal diversity targets in place, work is underway to ensure our workforce and top talent reflects the diversity of the population and stakeholders we serve.

In recruiting at all levels of the organization, we continue to take into account the representation of women, Indigenous peoples, persons with disabilities and members of visible minorities, recognizing that the ability to draw on a wide range of viewpoints, experience and backgrounds is fundamental to the Company’s success and necessary in delivering value to our employees and shareholders.

Ethical Business Conduct
Ethics and Compliance Program

Our compliance responsibilities are broad, far-reaching and complex, spanning our subsidiaries, global operations and regions. Our executive officers and management are responsible for managing and overseeing the organization’s compliance with applicable laws and regulations. As such, we have established an ethics and compliance program (the “Program”) to promote our culture of ethical and lawful conduct and to provide senior-level management, accountability and oversight to prevent, detect and correct non-compliance or unethical conduct. The Program includes:

• regular day-to-day managing of compliance and supporting policies, processes and controls;

• reporting on compliance initiatives and effectiveness to the Ethics and Compliance Committee (the “Ethics Committee”);

• regular oversight of compliance initiatives and related decision-making by the Ethics Committee;

• mechanisms to prevent, detect and correct violations, including corrective actions and discipline;

• ongoing education, training and acknowledgement of ethics and compliance responsibilities for all employees; and

• risk-based monitoring and assurance of compliance obligations to support strong governance, risk management and internal control.

The Chief Legal Officer has overall responsibility for the Program, including acting as the Chair for the Ethics Committee. The Ethics Committee has day-to-day oversight responsibility for the Program. These responsibilities include, but are not limited to:

• meeting quarterly to perform or delegate the performance of tasks required by the Program;

• ensuring the adoption of appropriate policies or procedures necessary to implement the Program and Code (as defined below); and

• directing the creation of and approving training programs for the Code and Program.

The Board, through the Audit Committee, receives periodic reporting from management and provides oversight to the Program and its implementation. At least annually, the Board reviews the Program in order to best align the Program with the organization’s needs.

Code of Business Conduct and Ethics

The centerpiece of the Program is our Code of Business Conduct and Ethics (the “Code”), which applies to all directors, officers and employees. A copy of the Code can be found on our website at: https://investor.auroramj.com/about-aurora/corporate-governance/. The Code provides principles of conduct that Aurora follows to ensure its business is conducted with integrity and in compliance with the law.

The Board and management monitors compliance with the Code in various ways, which are described below. The Company has not filed any material change report that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

Foundational Policies

In addition to the Code, the additional policies listed below provide organizational guidance on the conduct and ethics expectations for all directors, officers and employees in specific areas, and are reviewed at least annually:

• Anti-Bribery and Corruption Policy

• Anti-Money Laundering Policy

• Aurora’s Shared Values and Performance Management System

• Commitment to Health, Safety and the Environment Policy

• Disclosure, Confidentiality and Insider Trading Policy

• Discrimination and Harassment Policy

• Quality Policy

• Progressive Discipline Policy

• Whistleblower Policy

Whistleblower Policy	The Company’s Whistleblower Policy supports maintaining the highest possible ethical standards in our business practices, promotes a climate of openness and accountability and encourages employees to come forward in good faith to disclose genuine concerns and to detect, forestall the continuation of, and prevent any violations of the Company’s internal policies and procedures. Employees may raise any concerns about accounting matters, internal accounting controls, auditing matters, or related questionable practices. Employees have several avenues to report their concerns including through management, the Chief Legal Officer and Corporate Secretary, or through an independent third party. The third party provides a website and hotline that is accessible in all countries in which the Company operates 24 hours a day, 7 days a week. If a report is submitted anonymously, the identity of the individual raising the concern through the hotline or the website is not known to the Company. Concerns raised are submitted to the Chair of the Audit Committee and/or the Chief Legal Officer and Corporate Secretary (one of which will be the primary recipient, depending on the nature of the concern) to ensure independent review, investigation, and handling of the concern.
Conflicts of Interest	In the ordinary course of business, the Company may enter into transactions with entities that directors are related to or affiliated with. If any such transactions are brought before the Board for discussion or approval, the director declares a conflict of interest and abstains from any discussion or vote on the transaction.

Training	The Company has prepared training modules for employees, officers and directors in respect of compliance with the Company’s policies and procedures. In addition, the Company has a corporate manual (the “Manual”) which is provided to employees at the commencement of employment and each employee reviews and provides written acknowledgement of adherence to the policies contained within the Manual which includes policies on Code of Conduct, Confidentiality, Conflict of Interest and Non-Disclosure.
Risk Governance
General	As a company we are exposed to risks in the normal course of business. The acceptance of certain risks is both necessary and beneficial in order to achieve the performance targets set for the Company and our strategic goals. A key responsibility of senior management is to identify, assess and manage the Company’s exposure to risk. The Board is charged with overseeing management’s performance of these functions and taking reasonable steps to ensure that management has an effective risk management structure, systems and processes in place to monitor and manage material risks. For a detailed overview of the risks applicable to Aurora’s business, please see the section entitled “Risk Factors” in our 2021 AIF filed on September 27, 2021 and available under our profile at www.sedar.com.
Enterprise Risk and Assurance

Aurora’s Enterprise Risk and Assurance (“ERA”) function has a mandate to provide senior management and the Audit Committee with value-added, independent, and objective assurance, advice and ongoing assessments regarding systems and practices of risk management, internal control and corporate governance that aide Aurora in meeting its strategic objectives. ERA undertakes systematic and disciplined evaluations and works with management and the Audit Committee to enact a system of governance that:

• enables effectiveness and efficiency of operations, including achievement of operational and financial goals, and safeguarding of assets against loss;

• supports creation, management and protection of information that is reliable, timely, transparent, to support internal and external financial and non-financial reporting, in a manner that meets regulatory requirements, professional standards, and internal policy;

• adheres to laws and regulations; and

• implements adequate internal controls and procedures are in place to support the above objectives, and controls are both monitored and functioning as intended.

Cybersecurity Risk

A key priority is the protection of sensitive company and patient data against cybersecurity risks when stored, transmitted, and processed by through our software systems. Globally, cybersecurity incidents have increased in number and severity and it is expected that these external trends will continue.

We have implemented an information security program based on the National Institute of Standards and Technology (“NIST”) Cyber Security Framework (“CSF”), which was established with a 2013 executive order issued by President Obama with the goal of improving critical infrastructure cybersecurity, applying the principles and best practices of risk management, and improving the security and resilience of critical infrastructure. The NIST CSF consists of five key functions:

• Identify:  Understand the current state, define what needs to be achieved, what is important

• Protect:  Deploy policies, procedures, controls and safeguards

• Detect:  Gain visibility into gaps and loopholes

• Respond: Contain, Eradicate, Stabilize the environment

• Recover: Return to operations, learn and improve

To implement the NIST CSF, we follow implementation guidelines based on Center for Internet Security Controls, which consists of three pillars along with associated controls:

• Basic:  6 Controls

• Foundational:   10 Controls

• Organizational:  4 Controls

We continuously work to reduce the risk of cyber breach by adjusting and extending our cyber and information security program to address the evolving threat landscape, technology advancements and regulatory changes.

The Audit Committee is mandated to regularly review and discuss reports on the Company’s cyber risk exposure and the adequacy of associated protections. In 2021, our Audit Committee Chair, Margaret Shan Atkins, completed the Carnegie Mellon/National Association of Corporate Directors ('NACD') certificate in cyber-risk oversight (USA).

During fiscal 2021, in an effort to better equip our employees, directors and officers with the skills to protect the Company against cyber risk, we adopted a new and improved mandatory Information Security Awareness Training module which was administered through a third-party provider. This training was mandatory for existing personnel and is now required as part of onboarding for all new employees, directors and officers.

Protection of Intellectual Property	Protecting our intellectual property and defending against claims of intellectual property rights by third parties is also a key priority in risk governance. The Company has a dedicated in-house legal team who work closely with external counsel when required to manage the protection of our trade names and trademarks and other intellectual property, and to litigate disputes with third parties when necessary.

Stakeholder Relations
Shareholder Engagement

We believe in the importance of having regular and constructive communication with shareholders and other stakeholders to create an open, candid, and productive dialogue. We communicate with our shareholders and other stakeholders through various channels, including our news releases, website and social media feeds, presentations at investor and industry conferences, quarterly earnings calls, and through the updates and information relayed within our annual report, management proxy circular, annual information form and quarterly reports. We also consider the annual “say-on-pay” vote in relation to our executive compensation practices as an important way to reach out to get feedback from our shareholders.

We encourage shareholders to contact the Board directly with any questions or concerns. Letters or emails should be marked confidential and addressed to the Chairman of the Board at the following:

Attn: Chairman of the Board
Aurora Cannabis Inc.
500 - 10355 Jasper Avenue
Edmonton, AB T5J 1Y6

Email: chairman@auroramj.com

You can communicate with the Chairman anonymously, but we encourage you to identify yourself so he can acknowledge your communication.

You can also send an email to: aurora@icrinc.com.

Employee Engagement	We recently completed our second ever employee engagement survey to help us better understand employee sentiment and the evolving needs of our team members. For this purpose, we retained an external consultant with an employee feedback tool. We had a high response rate from employees who shared their feedback, ideas, and recommendations. We are committed to addressing areas for improvement in fiscal 2022 in order to ensure we are an employer of choice to attract and retain skilled employees.
Health, Safety and Well-Being during the COVID-19 Pandemic
Our Response to the Pandemic	At the beginning of the pandemic, we assembled a cross-functional COVID-19 response team to guide our organization. We also implemented business continuity plans that established both new and temporary protocols to ensure the continued health and safety of our employees. Included as part of this plan, was a remote work policy, requiring our corporate employees to work remotely wherever possible. Our transition to remote work arrangements for our corporate staff has been successful and has allowed us to maintain productivity in serving our patients and consumers, with thanks to our committed team of employees. Our actions implemented recommendations and followed health and safety orders and guidelines from the international health organizations and national and local government and public health institutions.
Looking Ahead	We continue to monitor the evolving COVID-19 situation to determine if additional measures might need to be taken to ensure the health and safety of our people and operations. The pandemic has challenged accepted norms about the workplace and provided the opportunity to test the pros and cons of working remotely and our technological capabilities. We are monitoring trends in hybrid models of remote work post-pandemic. The pros include reduced stress on the environment and lowered overhead costs. We must also consider the impact on our corporate culture, our competitiveness in the job market, and how remote work for some would affect those members of our workforce who cannot work remotely because of the nature of their jobs, including our facility staff.
General
Key Governance Documents

We have adopted various mandates, policies and practices to support our corporate governance framework. The following documents, among others, are key components of our corporate governance and can be found on our website at https://investor.auroramj.com/about-aurora/corporate-governance/

• Articles

• Board Mandate

• Charter of the Audit Committee

• Charter of the Human Resources and Compensation Committee

• Charter of the Nominating and Corporate Governance Committee

• Charter of the Science and Innovation Committee

• Code of Business Conduct and Ethics

• Whistleblower Policy

• Advance Notice Policy

• Majority Voting Policy

COMPENSATION DISCUSSION AND ANALYSIS

Letter from the HR & Compensation Committee

Dear Shareholder:

On behalf of Aurora’s HR & Compensation Committee, we would like to take this opportunity to share with you our approach for determining executive compensation at Aurora and, specifically, the performance assessment framework employed by the HR & Compensation Committee in determining executive pay in fiscal 2021.

Fiscal 2021 represented a year of challenge as we continued to work through the COVID-19 pandemic and its unprecedented financial impact felt across the industry. At the same time, we began to meaningfully transform the business, recognizing the immense need for elevating our leadership and strategy, and renewing the focus of Aurora Cannabis.

Introducing New Leadership

On September 8, 2020, after a thoughtful and extensive search, Miguel Martin was appointed as our new Chief Executive Officer. Miguel stood apart with both strong commercial and cannabinoid sector expertise, as well as his passion for Aurora's success. He replaces Michael Singer who stepped in as interim CEO in February 2020. We are grateful for Michael’s contributions during his tenure as interim CEO, then Executive Chair until May 2021. We are fortunate that he will continue to serve as a director on our Board.

Miguel brings experience in business transformation, strategy, and leadership to the executive office. He joined us from Reliva, LLC, which we acquired on May 28, 2020, and subsequently assumed the role of our Chief Commercial Officer at the beginning of fiscal 2021, while continuing to act as head of Reliva. With 25+ years in consumer-packaged goods and working in highly regulated environments, he brought with him not just deep experience, but the necessary vision and rigor to drive market performance, sustainable growth, and deliver shareholder value. After nearly one year at the helm, Miguel’s insight and experience are proving invaluable as we execute the next phase of our business transformation. From day one, he has been focused on making the difficult decisions needed to move the business forward, including right sizing the business, and bringing in new leadership and capabilities to shepherd the organization through this journey.

Business Transformation

Over fiscal 2021, Aurora saw numerous site closures and reductions-in-force and, while impacting our employees is always the last thing we want to do, it was necessary to right-size the business and set it up for future success. We also announced that we would be taking additional cost cutting measures, driving annual savings of $60 to 80 million dollars over the next 12-18 months. As we continue to right-size and transform the business, we have also seen exciting successes including:

• Strong Performance - Aurora today is the #1 Canadian LP in global medical cannabis sales, having delivered continued strong performance in domestic and international medical markets. In Canada’s medical market, we have #1 market share position by revenue and expect this to translate into further global success as new medical markets emerge.

• Launch of new products: Aurora's brands continue to gain recognition for quality and innovation in both the medical and consumer markets. This includes the recent launch of three new proprietary cultivars under Aurora’s premium cannabis brand San Rafael '71: Driftwood Diesel, Lemon Rocket, and Stonefruit Sunset. The new products were developed at Aurora Coast, our state-of-the-art research facility dedicated to cannabis breeding, and home to one of the largest and most comprehensive genetic libraries in the world. They are the first flower products that we have commercialized from Aurora Coast and our breeding program will continue provide a sustainable pipeline of high-quality genetics to strengthen each of our brands.

• Expansion into new markets: We continue to focus on expanding our medical cannabis portfolio in key international markets, such as Israel, where we have so far shipped approximately $8 million worth of cannabis in calendar 2021. This was one of the largest single shipments of cannabis that Israel has received and is part of Aurora’s strategy to advance its leadership in the international medical business. Aurora is uniquely positioned to be a partner in countries like Israel, where recreational markets are expected to be around the corner, and non-THC cannabinoids are advancing rapidly toward legalization.

We believe that, due to these efforts and renewed leadership and vision, a strong foundation is laid for continued operational strength and growth as we move forward.

2021 Compensation Decisions

In determining compensation for fiscal 2021, we considered several factors including:

• Performance against established Corporate Objectives

• Divisional performance results

• Individual performance and demonstrated enterprise leadership

• Benchmarking against peer group

Our compensation decisions fall in the 50th percentile range of our peer group, and we ensure that we are making responsible and reasonable decisions for executives.

We also know that context matters and that numbers in isolation can paint a particular picture. The nature of our compensation programs is such that our NEOS have a significant amount of risk-based pay in their total compensation. We recognize that senior leaders, like our shareholders, should have the majority of their compensation mix as risk-based. Reviewing the Realized and Realizable Pay data within the CD&A, we note that over the last five years, realized and realizable pay has paid out about 48% of the grant date value, which demonstrates the alignment of the executive compensation program with the shareholder experience.

Given the challenging financial environment due to COVID-19, resetting the corporate objectives at mid-year became necessary, however, recognizing the unique nature of the reset, a cap of 50% payout on the Corporate Objectives bonus component was placed on the Management Bonus Program. This applied to all NEOs and employees on this plan, ensuring fiscally responsible bonus payments, while recognizing the challenging and dynamic economic environment resulting from the pandemic.

To further understand the figures in the Summary Compensation Table, we ask you to refer to the section in the Statement of Executive Compensation entitled “Other Non-Salary Compensation under Acquisition of Reliva” which explains a retention payment agreement made with Miguel on closing of the acquisition of Reliva in May 2020, prior to him stepping into the CEO role. As also noted in the CD&A under the section entitled “Business Transformation and Leadership Transition Awards”, Michael Singer received severance compensation when he retired from his Executive Chairman position. All payments are found in the Statement of Executive Compensation.

As we review the year in compensation, we note that we have made significant strides in ensuring our compensation decisions are reasonable and aligned with the risk profile appropriate for senior leadership. We believe you will see this in the CD&A.

Retaining Top Talent

We recognize that between COVID-19 and the organizational reset that we have been working through, we must ensure that our most critical asset, our people, know that they are supported and feel engaged and connected to Aurora. To ensure that we retain our most critical talent and key skills, we identified our top talent across the organization and ensured they have meaningful work and development plans. To send clear messages of support and future potential growth with the organization, we provided 83 top talent employees (including some of our NEOs) with a supplemental retention grant (made up of RSUs and Stock Options) which helps ensure that we retain the critical talent and skills that will help us achieve our goals.

Shareholder engagement

We will continue to engage with our shareholders to seek feedback on our executive pay programs. Based on this feedback, we will continue to take action to improve our overall governance and compensation alignment. Recent changes to our executive compensation programs include:

• Reducing the weighting of stock options in our long-term incentive plan.

• Introducing a Performance Share Unit (PSU) plan, which aligns executive pay with the Company’s long-term performance by providing compensation that is conditional on Aurora’s relative performance on three-year total shareholder return.

• Adopting a clawback policy.

Last year 78% of shareholders voted in favour of our say-on-pay proposal. We are confident that the compensation outcomes disclosed in this circular align our management team with Aurora’s strategic direction and support long-term value creation for our shareholders. We encourage you to read our CD&A and vote in favour of our say-on-pay proposal.

Members of the Board of Directors and the HR & Compensation Committee will be available at the Meeting to respond to questions.

We thank you for your support.

/s/ “Adam Szweras”	/s/ “Ron Funk”

Adam Szweras	Ron Funk
Chair of the HR & Compensation Committee	Chairman of the Board

About this CD&A

The following is a discussion of Aurora’s executive compensation program. It includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation, and the actual compensation paid to Aurora’s named executive officers (NEOs) for their 2021 performance.

Named Executive Officers (NEOs) for the financial year ended June 30, 2021

► Miguel Martin, Chief Executive Officer (“CEO”);

► Michael Singer, former Interim Executive Chairman and Interim CEO;

► Glen Ibbott, Chief Financial Officer (“CFO”);

► Jillian Swainson, Chief Legal Officer (“CLO”);

► Andre Jerome, Executive Vice President, Global Business Development; and

► Carey Squires, Executive Vice President, Corporate Development & Strategy

Compensation Philosophy and Goals

The executive compensation programs of Aurora are intended to drive shareholder value creation, emphasize pay-for-performance, and provide a framework to effectively attract and retain talent. The following principles guide this objective:

•	compensation must incorporate an appropriate balance of short- and long-term rewards; and
•	compensation programs must align executives’ long-term financial interests with those of shareholders by providing equity-based incentives.

Compensation Design

Aurora’s executive compensation program is designed to be market-competitive and attractive to current and potential future executives, while being fair and reasonable to shareholders. It is based on a pay-for-performance philosophy to achieve the following overall goals:

•	support the Company’s business strategy and annual operating plans;
•	encourage the attraction, motivation, and retention of key employees needed to drive the business strategy and operating plans; and
•	reward these employees for financial and operating performance, and leadership excellence.

Over the past few years, much has changed in the design of these programs as the Company has grown and matured. The current compensation program is now more reflective of the types of programs typical at larger, more mature companies versus early-stage start-ups. These changes will continue as Aurora continues to grow and evolve.

Management of Compensation Risk in 2021

Our compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. Below are some of the governance practices, policies and inherent design elements of Aurora’s compensation program that help manage and mitigate risk in executive compensation.

What we do
✓	Independent Compensation Committee: All members of HR & Compensation Committee are independent.
✓	Pay-for-Performance: Our pay-for-performance philosophy is embedded in the compensation design, including a significant portion of pay at-risk, linked to Aurora’s performance and shareholder expectations. At-risk pay is 82% and 74% of total direct compensation for the CEO and NEOs.
✓	Annual Review of Peer Group: We annually review the continuing applicability of the compensation peer group for NEOs and recommends changes to the composition of the peer group, if warranted, to ensure its continuing relevance and comparability to the Company.
✓	Relevant Performance Metrics: Performance metrics in the short- and long-term incentive plans, and the expected performance levels for each metric, are reviewed annually to ensure they reflect Company strategy and that their achievement should also result in increased value for shareholders.
✓	Threshold Performance Expectations: Both short- and long-term incentive plans incorporate a market-competitive and shareholder-aligned level of minimum performance expectations before executives can recognize value from the incentive plans.
✓	Caps on Incentive Payouts: Incentive awards are capped at 150% to avoid excessive payouts. In 2021, we added additional caps on incentive awards to reflect that while certain business units were performing well, the overall performance of the Company was not tracking to meet expectations. Please refer to the commentary under “Determination of 2021 STI Awards”.
✓	Balance between short-term and long-term incentives: Reasonable balance between elements that focus on short-term financial performance and those that reward longer-term share price appreciation.
✓	Share ownership Requirements: Ensure executives have a meaningful equity stake in Aurora to align their interests with those of the Company’s shareholders.
✓	Employment Agreements: The Company has employment agreements with all NEOs to protect proprietary knowledge obtained while at the Company. Under the terms of each NEO’s employment agreement, each NEO is subject to certain non-competition clauses, non-disclosure covenants and minimum notice periods in the event of the executive’s resignation.
✓	Clawback Policy: Allows the HR & Compensation Committee to recoup an executive’s incentive compensation if the underlying incentive achievement was improperly awarded due to a subsequently discovered, intentional fraud or material financial misstatement. The policy also covers recoupment in cases where an executive has knowingly violated Company policies in a manner deemed detrimental to the success or reputation of the Company, at the Board’s discretion.
✓	Independent Advice: We use an external independent executive compensation consultant to assess our executive compensation programs to ensure they are aligned with shareholder and corporate objectives, best practices ,and governance principles.
What we do not do
✗	Allow any director, executive or employee to monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our share ownership guidelines.
✗	Guarantee annual base salary increases or bonus payments.
✗	Offer excessive benefits and perquisites.
✗	Offer excessive severance. NEO severance obligations are capped at twenty-four months.
✗	Reprice Long-Term Incentives.

THE HUMAN RESOURCES AND Compensation Committee

Role of the HR & Compensation Committee

Executive compensation is reviewed annually by the HR & Compensation Committee. The HR & Compensation Committee is responsible for establishing and maintaining a competitive compensation program and makes recommendations to the Board accordingly. This function assists the Board in discharging it of its oversight responsibilities related to the compensation and retention of the Company’s executive officers.

The HR & Compensation Committee’s responsibilities include, but are not limited to:

•	approving employment agreements for the Company’s executive officers;
•	setting policies for executive officer remuneration;
•	reviewing, approving, and recommending to the Board the salary, bonus, and other benefits, direct or indirect, and any change-of-control provisions of the CEO;
•	considering the recommendations of the CEO and setting the terms and conditions of employment for other executive officers, including approving the salary, bonus, and other benefits, direct or indirect, and any change-of-control provisions; and
•	overseeing administration of the Company’s compensation plans.

Compensation Consultant

To perform these impartial, yet critical, assessments, the HR & Compensation Committee retains the services of independent third-party experts, including compensation experts, which report directly to the committee. Mercer was originally retained by the HR & Compensation Committee in 2018 to provide expert services. Specifically, Mercer advises the HR & Compensation Committee on trends in executive compensation within the competitive market in which we operate, as well as the appropriateness of peer group comparators, incentive plan design, total compensation benchmarking, and any other compensation matters that may be required to ensure fulfillment of the HR & Compensation Committee’s mandate. Fees paid to Mercer in fiscal 2021 for these services were $67,864 (2020 - $162,421).

Mercer compared the compensation of the Company’s NEOs against the peer group and provided its findings in an Executive Compensation Report for fiscal 2021. The report assessed the competitiveness of each NEO’s total direct compensation within the market-competitive range (median 50th percentile relative to comparable positions in peer organizations) and assists the HR & Compensation Committee in its recommendations to the Board. Final decisions regarding NEO compensation levels are the responsibility, and at the sole discretion, of the Board, upon the recommendation of the HR & Compensation Committee. These decisions may reflect factors and considerations other than the information and recommendations provided by Mercer.

Benchmarking Practices

Industry-Competitive Compensation Model

The HR & Compensation Committee has adopted a pay philosophy aligning the targeted total direct compensation of the NEOs at approximately the 50th percentile of the Company’s peer group. This method ultimately ensures the NEOs of the Company are paid a fair or industry-competitive salary that aligns with earnings of other executive officers holding comparable positions within similar publicly traded entities.

The HR & Compensation Committee must ensure the Company’s peer selections are fair, reasonable and unbiased. The Company’s hybrid nature (i.e., serving both medical cannabis patients and adult recreational consumers), as well as the newly established global industry in which it operates, poses some difficulty in finding high-growth companies of a similar size in any sectors that would offer a direct peer-to-peer comparison. In the past, rapid changes in the Company’s growth trajectory and limited competition specifically within the established industry meant the peer group selections had to be based, in part, on future growth expectations.

As the cannabis industry evolves, the HR & Compensation Committee’s peer group selection must also evolve but ultimately remain grounded upon the Company’s need to establish consistency year after year. In 2020, the HR & Compensation Committee evaluated companies that are:

•	publicly traded, of similar size and complexity (e.g., market capitalization, enterprise value, assets, and revenue); and/or
•	operate within the same or similar industry, including:
○	other cannabis companies of a comparable size;
○	specialized pharmaceutical companies in Canada; and
○	fast-moving consumer goods companies in the food and beverage industry.

For fiscal 2021, changes were made to the peer group used by the HR & Compensation Committee in setting executive and director compensation levels. The changes include the removal of certain companies as they were outside of a reasonable range of the Company’s annual revenues and/or market capitalization to be replaced with other companies of similar business models and more comparable revenues.

Removed	Added
Maple Leaf Foods Inc.	Pacira BioSciences Inc.
Premium Brands Holdings Corp.	Supernus Pharmaceuticals
Molson Coors Canada Inc.	MGP Ingredients Inc.
Primo Water Corp.	Corcept Therapeutics Inc.
MedMen Enterprises Inc.

Fiscal Year 2021 Benchmark Peer Group
Company Name	Most Recent Revenue(1)	Market Cap(2)
Aphria Inc.	Acquired	Acquired
Canopy Growth Corporation	572	11,777
Clearwater Seafoods Incorporated	Acquired	Acquired
Corcept Therapeutics Incorporated	432	3,228
Cronos Group Inc.	71	3,969
Curaleaf Holdings, Inc.	1,239	12,281
Green Thumb Industries Inc.	944	9,087
GW Pharmaceuticals Plc	Acquired	Acquired
High Liner Foods Incorporated	1,009	455
Lassonde Industries Inc.	1,975	1,199
MGP Ingredients, Inc.	613	1,868
Pacira Biosciences, Inc.	633	3,360
Rogers Sugar Inc.	892	598
Sunopta Inc.	993	1,600
Supernus Pharmaceuticals, Inc.	718	2,053
Tilray, Inc.	645	10,215
Median (P50)	703 million	3,228
Aurora Percent Rank	P11	P45

Notes:

1)	Most recently reported trailing 12-month revenue, in millions of Canadian dollars.
2)	Market capitalization value as of June 30, 2021, in millions of Canadian dollars.

For fiscal 2022, a number of peers were acquired and replaced with other companies of similar business models and more comparable revenues. The HR & Compensation Committee will continually assess the appropriateness of the benchmark peer group as the Company and sector continue to grow and mature.

Removed	Added
Aphria Inc.	Andrew Peller Limited
Clearwater Seafoods Incorporated	Cresco Labs Inc.
GW Pharmaceuticals Plc	The Simply Good Foods Company
Trulieve Cannabis Corp.

Fiscal Year 2022 Benchmark Peer Group
Company Name	Most Recent Revenue(1)	Market Cap(2)
[NEW] Andrew Peller Limited	387	439
Canopy Growth Corporation	572	11,777
Corcept Therapeutics Incorporated	432	3,228
[NEW] Cresco Labs Inc.	864	5,943
Cronos Group Inc.	71	3,969
Curaleaf Holdings, Inc.	1,239	12,281
Green Thumb Industries Inc.	944	9,087
High Liner Foods Incorporated	1,009	455
Lassonde Industries Inc.	1,975	1,199
MGP Ingredients, Inc.	613	1,868
Pacira Biosciences, Inc.	633	3,360
Rogers Sugar Inc.	892	598
Sunopta Inc.	993	1,600
Supernus Pharmaceuticals, Inc.	718	2,053
[NEW] The Simply Good Foods Company	1,218	3,496
Tilray, Inc.	645	10,215
[NEW] Trulieve Cannabis Corp.	898	5,258
Median (P50)	864 million	3,228
Aurora Percent Rank	P9	P40

Notes:

1)	Most recently reported trailing 12-month revenue, in millions of Canadian dollars.
2)	Market capitalization value as of June 30, 2021, in millions of Canadian dollars.

elements of compensation

The total NEO compensation package is comprised of three main elements:

1.	annual base salary;
2.	annual short-term incentives (STIs); and
3.	long-term incentives (LTIs).

2021 Executive Compensation Plan

The HR & Compensation Committee reviews target total direct compensation levels within each element of the compensation program to ensure market-competitiveness and continued alignment to shareholder interests.

Each of the three elements of the Company’s executive compensation program were designed with these goals in mind:

•	attract and retain quality employees;
•	ensure market competitiveness; and
•	provide an appropriate mix of short-term and long-term incentives for the purpose of achieving the Company’s strategic and business objectives.

Element	Objective	Rationale	Details
Annual Base Salary	Provides executives with a market competitive, fixed rate of pay.	A base salary provides a vehicle to attract and retain employees who can deliver on the Company’s overall goals, while maintaining an emphasis on rewarding personal performance.	Reflects an individuals’ level of responsibility and authority.
Annual Short-term Incentive (STIs)	Annual cash award that encourages executives to meet specified performance targets related to specific corporate, divisional, and individual objectives.	STIs provide a vehicle to reward actual performance against objectives that support the Company’s overall goals.	Each participant has a target annual bonus calculated as percentage of base salary. Payouts can range from 0% to 150%, determined based on the achievement of corporate, divisional, and individual performance.
Long-term Incentive (LTIs)	Aligns employee interests with share price growth and rewards according to the Company’s long-term performance.	LTIs provide a vehicle to attract and retain key employees while aligning their incentives with those of the Company's shareholders by rewarding the achievement of the Company’s overall goal of creating value for its shareholders.

Annual LTI grants are comprised of three vehicles:

• 40% stock options: annual vesting over three years, five-year term

• 30% RSUs: annual vesting over three years, settled in shares

• 30% PSUs: performance vesting based on relative Total Shareholder Return (“TSR”) on the third anniversary of the grant date.

Pay Mix

A significant portion of each NEO’s pay is “at-risk” and performance based.

Base Salary

Annual base salary is the primary element of compensation offered to all Company employees. NEO base salary is offered at a level designed to attract and retain individuals who possess the appropriate skills and experience and to remunerate them for achieving their roles and responsibilities.

The HR & Compensation Committee reviews NEOs’ base salaries annually as part of the total compensation package and any changes are reflected in the employment agreements. In making base salary recommendations to the Board, the Committee considers the compensation philosophy, business strategy, external market, and internal equity. In addition, the Committee considers each of the NEO’s skills and experience, their sustained performance, and the industry and geographic markets in which the Company operates (per the peer group assessment).

In 2021, the HR & Compensation Committee decided that base salaries for NEOs will be maintained at 2020 levels. Please refer to the Summary Compensation Table within the Statement of Executive Compensation for current and historical NEO base salaries.

For Fiscal 2022, NEO base salaries will reflect a moderate cost of living adjustment, which was not provided for last year:

NEO	Fiscal Base 2022 Salary ($)	Fiscal 2021 Base Salary ($)	Base Salary Change (%)
Miguel Martin	$710,930(1)	$670,689(1)	6%
Michael Singer	N/A	$375,000	N/A
Glen Ibbott	$384,375	$375,000	2.5%
Jillian Swainson	$307,500	$300,000	2.5%
Andre Jerome	$307,500	$300,000	2.5%
Carey Squires	$281,875	$275,000	2.5%

Note:

1)	Miguel’s salary is paid in US dollars. These figures are in Canadian dollars and are based upon the daily exchange rate as quoted by the Bank of Canada on June 30, 2021 of U.S.$1.00 = CAD$1.2394.

Short-Term Incentives (STIs)

The annual short-term incentive plan (the “Management Bonus Plan”) focuses executives on achieving financial, operational, and strategic objectives.

This Management Bonus Plan is a cash bonus designed to reward executives for achieving pre-determined annual corporate, divisional, and individual performance objectives that are tied directly to Aurora’s strategy. Corporate performance is measured against financial and non-financial measures. The CEO and CFO are measured against corporate performance only. The CLO’s STI is tied to corporate and divisional objectives, and Executive Vice-Presidents’ STI includes an individual performance component specific to their role and responsibilities, in addition to corporate and divisional objectives.

Each participant in the Management Bonus Plan has a target bonus, set as a percentage of base salary, which is financially reflective of their position and level of responsibility and aligned with the external market of comparable roles within the peer group. The actual STI paid is based on the achievement of the corporate, divisional, and individual, depending on role. At the beginning of each financial year, the objectives, measures and related targets are approved by the HR & Compensation Committee and subsequently by the Board. The table below summarizes each NEOs Management Bonus Plan opportunity for fiscal 2021.

	CEO / Interim CEO	CFO / Executive Chairman	CLO	EVP, Global Business Development	EVP, Corporate Development and Strategy
Target STI (% of Base Salary)	100%	60%	50%	50%	50%
STI Award Range (% of Base Salary)	0%-150%	0%-90%	0%-75%	0%-75%	0%-75%
Corporate Objective Weight	100%	100%	75%	50%	50%
Divisional Objective	0%	0%	25%	25%	25%
Individual Objective Weight	0%	0%	0%	25%	25%

To measure progress against the objective, specific performance measures are defined, and annual targets are set. For fiscal 2021, the three levels of performance were established as follows:

Threshold	Target	Maximum
The minimum level of performance necessary to receive a payout (80% of Target). If threshold performance is not achieved, the NEO may not receive a payout.	The expected level of performance (100% of Target).	The performance beyond Target or the largest payout opportunity available (120% of Target).

Short-term incentives are paid to individuals upon the completion of the financial year where targets for the minimum threshold have been met or surpassed. Short-term incentive payouts are calculated based on the achievement (or percentage achievement) of performance. The payout multiplier will range from a minimum of 50% (THRESHOLD) to expected of 100% (TARGET) up to a maximum of 150% (MAXIMUM).

The payout formula is based on an additive plan, that is, each performance measure of the Management Bonus Plan contributes to the participant’s award separately and are then added together. This structure gives high-achieving employees recognition for their performance, even if the Company may not achieve certain corporate measures during the year. In any financial year, if the corporate measures are below the threshold level, the eligible target bonus amount available will be at the sole discretion of the Board. Each of the NEOs 2021 Management Bonus Plan rewards were calculated based on the following formula:

NEO	Position	FY 2021 Salary	x	Target STI (% of salary)	x	Corporate Performance	+	Divisional Performance	+	Individual Performance	=	Actual STI
Miguel Martin(1)	CEO	$670,689	x	100%	x	50%	+	N/A	+	N/A	=	$304,649
Michael Singer(2)	Former Interim CEO	$525,000	x	100%	x	50%	+	N/A	+	N/A	=	$50,480
Michael Singer(2)	Former Executive Chairman	$375,000	x	60%	x	50%	+	N/A	+	N/A	=	$90,865
Glen Ibbott	CFO	$375,000	x	60%	x	50%	+	N/A	+	N/A	=	$112,500
Jillian Swainson	CLO	$300,000	x	75%	x	50%	+	100%	+	N/A	=	$93,750
Andre Jerome	EVP, Global Business Development	$300,000	x	50%	x	50%	+	110%	+	110%	=	$120,000
Carey Squires	EVP, Corporate Development & Strategy	$275,000	x	50%	x	50%	+	110%	+	110%	=	$110,000

Notes:

1)	Miguel’s salary is paid in US dollars. This figure is in Canadian dollars and is based upon the daily exchange rate as quoted by the Bank of Canada on June 30, 2021 of U.S.$1.00 = Cdn$1.2394. His target and actual STI is prorated.
2)	Michael Singer is prorated for his time in both roles as former Interim CEO and Former Executive Chairman with a total bonus of $141,345.

DETERMINATION OF 2021 STI AWARDS

In August 2021, the HR & Compensation Committee reviewed Aurora’s fiscal 2021 performance against the Corporate Objectives of the Management Bonus Plan and recommended, with the Board’s approval, an overall achievement of 50%. The table below provides information on the Corporate Objectives and the outcomes achieved for fiscal 2021. For each objective, we establish targets with minimum thresholds required to achieve an award, and maximum levels for over-performance. For Fiscal 2021, a cap of 50% for the corporate objective payout was implemented recognizing that despite the strength of some business units, the overall performance was not tracking to meet expectations.

Bonus metrics for FY 2021	Weighting	Target (in $CAD)	Actual
Canadian & International EBITDA	20%	Achieve full year Adjusted EBITDA of negative $4.5 million	Threshold Achieved: 10%
Canadian Recreational EBITDA	20%	Achieve full year Adjusted EBITDA of negative $28.8 million	Threshold Not Achieved: 0%
Cashflow Improvement	30%	Deliver 2H’21 cash flow components (working capital change, capex, and interest) totaling $37.2 million cash use or better	At Target Achieved: 30%
International Sales	20%	Achieve full year revenue from international sales of $53.8 million	Threshold Achieved : 10%
Employee Engagement	10%	Employee engagement score measured in July 2021 of > 71%	Threshold Not Achieved: 0%
50%

The HR & Compensation Committee and the Board can use discretion in assessing both individual executive officer performance and overall performance to ensure that Management Bonus Plan payouts are not overly influenced by an unusual result in any one given area.

This year, discretionary bonus compensation was provided to three NEOs: our CEO, CFO, and CLO. The decision to provide discretionary dollars was based on recognizing the performance of the leader over fiscal 2021, while also recognizing business performance. The use of Board discretion is intended to occur rarely, however, the continuing situation related to the COVID-19 pandemic warranted an exception this year and we believe the discretionary amounts to be reasonable.

NEO	Discretionary Amount	Updated Bonus	Target Bonus Payout
Miguel Martin	$60,929.93	$365,579.60	60%
Glen Ibbott	$33,750.00	$146,250.00	65%
Jillian Swainson	$23,250.00	$117,000.00	78%

The HR & Compensation Committee also reviewed the CEO’s individual performance as well as the assessment of each NEO’s individual performance in August for approval of fiscal 2021 bonus payout based on a percentage of base salary as determined by the NEO’s level of responsibility within the Company.

The HR & Compensation Committee will continue to assess the appropriateness of the corporate objectives annually. For more information on short-term incentives paid and the cash bonus awards approved by the Board, please see the “Summary of Compensation” table.

Long-Term Incentives (LTIs)

LTIs are awarded to NEOs as part of the total compensation package. This portion of the executive compensation package is intended to offer NEOs incentive over the longer term by providing a reward that is linked directly to the market value performance of the Common Shares. This ensures the NEOs’ vested interest in the Company’s continued success, which, in turn, best serves the interests of our shareholders.

Target long-term incentive grants are recommended by the HR & Compensation Committee and approved by the Board based on the annual compensation review. Each NEO’s long-term incentive grant is aimed to attract and retain experienced executive talent and align with the competitive external market. In fiscal 2021, the NEOs long-term incentive was granted following the financial year-end in the form of:

A.       Stock options (Options);

B.       Restricted share units (RSUs); and

C.       Performance share units (PSUs).

Stock Options - 40%

Options provide the right for executives to purchase shares at a specified price (“exercise price”) in the future. Options by nature are performance based since the executive will only receive value from them if the future share price is above the exercise price.

Options vest annually in thirds over 36 months, starting on the first anniversary from grant date and the Options have a 5-year term to expiry. Options are granted under the Option Plan, which is summarized at page 45. The number of Options and the associated exercise prices for the NEOs appear in the “Outstanding Compensation Securities” table on page 41.

Restricted Share Units (RSUs) - 30%

RSUs are notional share units that vest in thirds over 36 months, starting on the first anniversary from the grant date. Per the terms of the RSU Plan, the Board has the discretion to settle vested RSUs in cash or shares net of the NEOs marginal tax rate. The vested value of the RSU is determined based on the number of units multiplied by the vesting date share price. The realized value of RSUs may be higher or lower than the grant date value, which is disclosed in the Summary Compensation Table. A summary of the RSU Plan is described beginning at page 46.

Performance Share Units (PSUs) - 30%

The Company’s PSU Plan was approved by shareholders at the Company’s shareholder meeting held on November 12, 2020. The addition of this type of long-term incentive plan was made to ensure alignment with the Company’s evolving compensation objectives.

PSUs provide compensation that is conditional on the achievement of predetermined performance criteria. PSUs vest on the third anniversary of the grant date. The final number of PSUs redeemed may be higher or lower than the number of PSUs initially granted, depending on Aurora’s three-year relative Total Shareholder Return (“relative TSR”) performance over the three-year performance period and the three-year absolute Total Shareholder Return (“absolute TSR”) performance.

The number of PSUs that are earned and awarded is calculated as follows:

Percentile Positioning	PSU Multiplier
<.35 percentile	0
.35 percentile	.50x
.50 percentile	1.00x
.75 percentile	2.00x

Fiscal Year 2021 Performance Peer Group
Company Name	Most Recent Revenue(1)	Market Cap(2)
Aphria Inc.	Acquired	Acquired
Canopy Growth Corporation	572	11,777
Charlotte's Web Holdings, Inc.	125	772
Cresco Labs Inc.	864	5,943
Cronos Group Inc.	71	3,969
Curaleaf Holdings, Inc.	1,239	12,281
Green Thumb Industries Inc.	944	9,087
Harvest Health & Recreation Inc.	406	2,698
Hexo Corp.	112	1,080
Medmen Enterprises Inc.	164	246
Organigram Holdings Inc.	75	1,334
Tilray, Inc.	645	10,215
Trulieve Cannabis Corp.	898	5,258

Notes:

1)	Most recently reported trailing 12-month revenue, in millions of Canadian dollars.
2)	Market capitalization value as of June 30, 2021, in millions of Canadian dollars.

The relative TSR compares our share price performance to the performance of companies in our peer group. This provides a clear indication of our performance compared to that of our peers over the same time period. The absolute TSR constraint caps the maximum payout at 100% of the initial grant amount if our absolute TSR is negative over the three-year period, even if our TSR performance is better than that of our peers. A summary of the PSU Plan is described beginning at page 48.

Business Transformation and Leadership Transition AWARDS

Right-sizing the Business

As we continue to right-size and transform the business, we have also seen exciting successes, including:

•	Strong Performance - Aurora today is the #1 Canadian LP in global medical cannabis sales, having delivered continued strong performance in domestic and international medical markets. In Canada’s medical market, we have #1 market share position by revenue and expect this to translate into further global success as new medical markets emerge.

•	Launch of new products: Aurora's brands continue to gain recognition for quality and innovation in both the medical and consumer markets. This includes the recent launch of three new proprietary cultivars under Aurora’s premium cannabis brand San Rafael '71: Driftwood Diesel, Lemon Rocket, and Stonefruit Sunset. The new products were developed at Aurora Coast, our state-of-the-art research facility dedicated to cannabis breeding, and home to one of the largest and most comprehensive genetic libraries in the world. They are the first flower products that we have commercialized from Aurora Coast and our breeding program will continue provide a sustainable pipeline of high-quality genetics to strengthen each of our brands.

•	Expansion into new markets: We continue to focus on expanding our medical cannabis portfolio in key international markets, such as Israel, where we shipped $8 million worth of cannabis in calendar 2021. This was one of the largest single shipments of cannabis that Israel has received and is part of our strategy to advance our leadership in the international medical business. We are uniquely positioned to be a partner in countries like Israel, where recreational markets are expected to be around the corner, and non-THC cannabinoids are advancing rapidly toward legalization.

As part of the transformation, it was critical that the Company continued to incentivize and reward our continuing employees as described below.

Executive Retention Grants

The ability to retain our talent is fundamental to the business as we continue navigate through our business transformation. In fiscal 2021, the Board, upon recommendation of the HR & Compensation Committee, approved retention equity grants (“Retention Grants”) for certain of our executive team and other critical or high potential employees within the organization, with the goal of aligning those key personnel with future shareholder value creation. The Retention Grants were issued with 50% granted in RSUs and 50% in Options. Miguel Martin was not eligible to receive a Retention Grant in his role as CEO and Michael Singer’s was initially withheld due to uncertainty regarding his future role with the Company.

As a condition to receiving the Retention Grants, and to ensure alignment with our goal of future shareholder value creation, we required recipients, including NEOS, to amend the non-competition terms of their employment agreements to further restrict their ability to engage in the business of cannabis and hemp derived from cannabis cultivation, processing, marketing or distribution within Canada and the United States, as applicable, for a period of 12 months following termination.

Executive Chairman Transition

As described elsewhere in this Information Circular, effective May 13, 2021, as part of our governance enhancements to include an independent Chairman, Michael reverted from his position as Executive Chairman to the Board seat he has held since May 2016. In structuring the separation package, we retained an independent consultant to provide an opinion related to market precedence where an executive retires and transitions to a director role on the Board (the “Opinion”).

The Opinion summarized a number of TSX-listed companies that have navigated similar transitions. In determining the amount to be awarded within the parameters of the Opinion, the Board considered that Michael has a unique and valuable knowledge of Aurora that should be retained while our management team continues to develop amidst our business transformation. Further, Michael’s unique history as an executive at Aurora and his CPA designation qualify him to act in the capacity of an interim CEO or interim CFO should either of these two key roles experience an unexpected vacancy. We ultimately entered into an agreement with Michael under which he received the following in fiscal 2021, and which are set out in the Summary Compensation Table:

1.	continued payment to June 30, 2021 of his base salary;
2.	$600,000 severance, representing the aggregate of 12 months of base salary and his target annual bonus entitlement of 60% base salary in accordance with the terms of his employment agreement; and
3.	additional equity grants representing a Retention Grant and equity awards he would have otherwise received as part of the annual incentive plan this fall, as detailed below.

By entering into the agreement, Michael waived the accelerated vesting of any and all unvested equity awards granted to him on termination of his employment without cause and it was agreed that all existing equity awards granted to him shall remain outstanding in accordance with their terms under the applicable equity plan as he remains on the Board. If he were not retained on the Board, he would have been entitled to both a cash severance and accelerated vesting of unvested and partially vested equity awards.

As part of the package, the Opinion recommended a special $1,500,000 one-time Retention Award, 50% in RSUs and 50% in Options, as per the structure of the other Retention Grants made, which he did not previously receive. In addition, he received other awards representing the long-term incentives he would have been entitled to along with the other NEOs this fall, with an aggregate value of $1,406,250 as at the date of termination, with 43% in Options, 37% in RSUs and 20% in PSUs. Immediately upon transition to a director role, Michael was entitled to receive a cash board retainer and board equity grants in line with the other directors.

OTHER COMPENSATION AND EMPLOYMENT BENEFITS

Group Benefits and Retirement Savings

The NEOs participate in the same retirement and benefit plans as other Aurora employees. Specifically, Aurora’s Group Benefits Plan offers NEOs the same life insurance, accidental death and dismemberment, extended health and dental care benefits as other employees. Under the optional Registered Retirement Savings Plan, the Company matches employee contributions, up to 3% of base salary.

Both the Group Benefits Plan and the Retirement Savings Plan are reviewed periodically by the Executive Vice President, Human Resources to determine whether they continue to meet the Company’s business and human resource objectives.

Employee Share Purchase Plan (ESPP)

Effective November 25, 2017, the Company established an ESPP to provide employees with an opportunity to acquire an ownership interest in the Company through the purchase of its Common Shares made by payroll deductions. Under the ESPP, the Company matches employee contributions, up to 3% of the employee’s base salary

Share Ownership Guidelines and other compensation policies

Share Ownership Guidelines

The Company approved its Share Ownership Guidelines (SOG) for NEOs, effective April 26, 2019, which also includes the Company directors. The Company strongly believes that its directors’ and executives’ interests should be aligned with the interests of the Company’s shareholders and, consequently, has adopted the SOG. As part of the total compensation package, our SOG requires the executives to have personal holdings in the Common Shares, or share equivalents, equal to a multiple of their annual base salary.

The targets for personal Common Share holdings of executives and directors in 2021 are established as follows:

Executive	Multiple of Base Salary
*CEO	5X
*All other NEOs	2X
*All other executive officers	1X
**Directors	3X
*	Multiple of base salary.
**	Multiple of total cash annual retainer, exclusive of sub-committee retainers.

Common Share ownership, as part of the executive officers’ compensation model, is intended to advance the interests of the Company by encouraging NEOs to have a vested interest in the Company, and by providing them with additional incentive for their efforts on behalf of the Company in the conduct of its affairs.

The definition of share ownership includes Common Shares that are directly owned, Options exercised and held as Common Shares, Common Shares acquired and held in the Company savings plan, RSUs, PSUs and deferred stock units (DSUs). Vested or unvested unexercised Options are not included in the definition of share ownership.

The ownership value will be calculated based on:

•	the number of Common Shares owned multiplied by the purchase price at the time of the initial acquisition of the Common Shares, or
•	the fair market value of the Common Shares at the time the ownership value is measured.

Meeting and maintaining SOG requirements are an ongoing expectation of Company executives. At the end of fiscal 2021, the existing NEOs SOG compliance was as follows:

NEO	Years Remaining until Requirement Must be Met(1)	Equity Ownership (Multiple of Salary)	Number of Shares Held Directly or Indirectly(2)	Market Value of Total Holdings($)(3)	SOG Compliance or in Progress?(4)
Miguel Martin	4.19	$3,099,000 (5X)	248,599	$2,791,767	In Progress
Michael Singer	2.82	$1,875,000 (5X)	299,917	$3,368,068	Yes
Glen Ibbott	2.82	$750,000 (2X)	102,971	$1,156,364	Yes
Jillian Swainson	2.82	$600,000 (2X)	69,260	$777,790	Yes
Andre Jerome	2.82	$600,000 (2X)	88,457	$993,372	Yes
Carey Squires	2.82	$550,000 (2X)	57,377	$644,344	Yes

Notes:

1)	Years remaining is calculated from the latter of (i) appointment date; and (ii) date of implementation of the SOG on April 26, 2019.
2)	Includes RSUs and PSUs.
3)	Calculated based on the $11.23 closing price of the Company’s Common Shares on June 30, 2021.
4)	The NEOs have five years to reach SOG compliance and they are not considered “non-compliant” until then.

An executive officer or director included in the SOG will have up to five years, measured from the later of: (a) the implementation of the SOG on April 26, 2019; and (b) the end of the calendar year of hire or promotion, to reach the SOG requirement. The HR & Compensation Committee reserves the right to determine time for compliance in extenuating circumstances.

•	If a director has not achieved the required level of share ownership within a year of the deadline, it is the responsibility of the Chairman of the Board to discuss and resolve.
•	If an executive has not achieved the required level of ownership within a year of the deadline, it is the responsibility of the CEO to discuss and resolve.
•	If an executive does not achieve the SOG, cash payouts from incentive plans will be used to satisfy the shortfall.

SOG levels are reviewed annually by the Board and the CEO. The Executive Vice-President, Human Resources is responsible for periodically reviewing the SOGs to ensure they are market-competitive and consistent with good governance practices. Any amendments to the SOG are made at the discretion of the Board.

Anti-Hedging Policy

Our insider trading and reporting guidelines, among other things, prohibit directors, officers, employees and contractors (of the Company and its subsidiaries) from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held by the NEO, as such positions that delink the intended alignment of employee and shareholder interests. The following activities are specifically prohibited:

•	any form of hedging activity;
•	any form of transaction involving Options (other than exercising Options in accordance with the plans);
•	any other form of derivative trading (including “puts” and “calls”); and
•	“short selling” (selling securities that the individual does not own).

The Company does not allow repricing of Common Shares or Options granted to employees unless prior shareholder approval to the repricing is obtained.

Clawback Policy

The Company has adopted a clawback policy to assist in the management of compensation-related risk. The clawback policy provides guidance to the Board in the event that long-term incentive compensation awarded to executives needs be adjusted and/or repaid because the compensation was based on results which were determined to have contained errors or the executive has committed demonstrable misconduct resulting in harm to the Company. Specifically, the clawback policy applies in cases where:

•	the Company is required to restate its financial statements after the adoption of the clawback policy due to a material error of the Company with any financial reporting requirement, provided that the error arose due to gross negligence, fraud or willful misconduct by an executive officer; or
•	an executive officer has committed a violation of the Company's policies causing substantial harm to the Company's reputation internally or externally, in the sole judgment of the Board.

The Board has sole discretion to determine whether it is in our best interests to pursue reimbursement of all or part of the incentive compensation and these actions would be separate from any actions by law enforcement agencies, regulators or other authorities.

Look-Back at Realized and Realizable CEO Pay

Over the last five years, realized and realizable pay has paid out about 48% of the grant date value, which demonstrates the alignment of the executive compensation program with the shareholder experience.

Year Ended	Incumbent at End of Year	Compensation Awarded	Realized and Realizable Value of Compensation as at June 30, 2021	Period	Value of $100
					CEO(1)	Shareholder
2017	Terry Booth	$2,578,109	$593,942	Oct 5, 2016 to June 30, 2021	$23.04	$60.38
2018	Terry Booth	$1,595,172	$802,705	Jul 1, 2017 to June 30, 2021	$50.32	$43.33
2019	Terry Booth	$2,408,656	$892,255	Jul 1, 2018 to June 30, 2021	$37.04	$10.06
2020	Michael Singer(3)	$2,860,103	$875,294	Jul 1, 2019 to June 30, 2021	$30.60	$9.12
2021	Miguel Martin(4)	$4,348,794	$3,411,823	July 1, 2020 to June 30, 2021	$78.45	$66.89

Notes:

1)	Realized and realizable represents the intrinsic value of all equity-based awards granted in each respective year measured based on the closing price of $11.23 as at June 30, 2021.
2)	CEO realized and realizable value of $100 awarded in total compensation in each year is calculated by taking the Realized and Realizable value of compensation as at June 30, 2021 divided by the Compensation Awarded multiplied by $100.
3)	Michael was Interim CEO from February 6, 2020 to September 8, 2020
4)	Miguel was appointed CEO effective September 8, 2020.

FIVE YEAR PERFORMANCE GRAPH

The following graph compares the total cumulative return to a shareholder who invested $100 in Common Shares of the Company on June 30, 2016, with the cumulative total return of the TSX Composite Index, S&P/MX International Cannabis Index and the Horizons Marijuana Life Sciences Index ETF index as at the June 30 year end date of the Company for each following year.

As at June 30	2016	2017	2018	2019	2020	2021
Aurora Cannabis Inc.[1,2]	$100.00	$459.57	$1,978.72	$2,265.76	$308.98	$206.66
S&P/TSX Composite Index - Total Return	$100.00	$107.95	$115.74	$116.48	$110.31	$143.38
S&P/MX International Cannabis Index - Total Return[3]	-	-	-	$86.52	$37.12	$58.34
Horizons Marijuana Life Sciences Index ETF[4]	-	$84.66	$190.54	$204.71	$85.65	$137.44
Aurora Cannabis - Revenue (millions)	$1.44	$18.07	$55.20	$245.5	$268.7	$245.3

Notes:

1)	Effective market opening on October 5, 2016, the Common Shares commenced trading on the TSX under the stock symbol “ACB”.
2)	Effective July 24, 2017, the Common Shares commenced trading on the TSX under the stock symbol “ACB”. For continuity, the ACB stock symbol shown in the graph also represents the Company’s former symbol PMC.
3)	The S&P/MX International Cannabis Index premiered on September 21, 2018.
4)	The Horizons Marijuana Life Sciences Index ETF premiered on April 5, 2017.

As illustrated in the Performance Graph above, over the last five years, the Company has outperformed the TSX Composite index and both cannabis indices. However, there has been tremendous volatility during that period, almost all of which was outside of the control of the Company. Fluctuating investor sentiment relating to the future prospects of the new burgeoning cannabis industry fueled considerable speculation for Aurora’s Common Shares and the shares of other cannabis companies. In many cases the sentiment appeared to be completely detached from the underlying fundamentals such as revenue growth and profitability. This rollercoaster ride has made it difficult for shareholders to assess pay-for-performance - which is why the performance targets of the Company focus on the underlying fundamentals and not the stock price. Even with the factors that cannot be controlled by management, the stock price has outperformed all relative measures in the five-year period.

As described in this information circular, the compensation policy for the Company’s directors and NEOs is primarily tied to financial performance of the business and not specifically to Common Share performance. The performance criteria is based on the Company’s relative shareholder return as compared to a peer index, making direct comparison between NEO compensation and Common Share price performance more difficult. See “Statement of Executive Compensation” herein.

STATEMENT OF EXECUTIVE COMPENSATION

This disclosure is intended to communicate the compensation provided to each of the NEOs for the year ended June 30, 2021 and should be read together with the preceding CD&A for context in terms of our philosophy, objectives, and processes regarding executive compensation.

Summary Compensation Table

The table below is a summary of the compensation received by the NEOs for the last three financial years ended June 30, 2021, June 30, 2020 and June 30, 2019.

Name and principal position	Year	Salary ($)	Share-based awards(1) ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation		Pension value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual incentive plans(3) ($)	Long-term incentive plans ($)
Miguel Martin CEO and Director(4)	2021	694,229	2,098,276	99,070	258,667	Nil	Nil	1,198,552	4,348,794
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Michael Singer Former Executive Chairman, Former Interim CEO, and Director(5)	2021	442,352	2,395,931	1,168,242	110,633	Nil	Nil	600,000	4,717,158
	2020	368,269	958,737	1,364,168	168,929	Nil	Nil	Nil	2,860,103
	2019	345,115	1,160,599	500,045	190,750	Nil	Nil	Nil	2,196,509
Glen Ibbott CFO(6)	2021	375,000	845,994	194,385	110,633	Nil	Nil	Nil	1,526,012
	2020	368,750	801,240	1,067,339	108,788	Nil	Nil	Nil	2,346,117
	2019	332,692	221,700	581,166	183,313	Nil	Nil	Nil	1,318,871
Jillian Swainson CLO(7)	2021	300,000	567,880	139,421	92,816	Nil	Nil	Nil	1,100,117
	2020	286,538	514,464	768,490	88,968	Nil	Nil	Nil	1,658,460
	2019	248,077	194,950	518,652	143,438	Nil	Nil	Nil	1,105,116
Andre Jerome(8) EVP, Global Business Development	2021	300,000	567,880	139,421	98,153	Nil	Nil	Nil	1,105,454
	2020	285,200	398,657	441,913	108,680	Nil	Nil	Nil	1,234,449
	2019	256,154	147,800	387,444	108,680	Nil	Nil	Nil	900,078
Carey Squires(9) EVP, Corporate Development & Strategy	2021	275,000	520,538	127,797	92,299	Nil	Nil	Nil	1,015,634
	2020	275,000	273,961	414,995	30,783	Nil	Nil	Nil	994,739
	2019	63,462	697,500	1,078,346	30,783	Nil	Nil	Nil	1,870,091

Notes:

1)	Represents RSUs and PSUs granted during the respective year. RSU values are determined based on the closing price of each award on the respective grant date. PSU values are determined based on the Monte-Carlo model valued on the respective grant date.
2)	These amounts represent the fair value of the Options at the date of grant. Option-based awards are valued using the Black-Scholes stock option valuation methodology for the years ended June 30, 2021, 2020 and 2019, consistent with the values used in the Company’s financial statements. The 2021 grants were valued using the following weighted average assumptions: exercise price of $10.03; risk free rate of return of 0.36%; volatility estimate of 81.49%; expected life (years) of 2.42; dividend rate of nil; per option value of $4.78. The 2020 grants were valued using the following weighted average assumptions: exercise price of $53.49; risk free rate of return of 0.95%; volatility estimate of 88.83%; expected life (years) of 2.37; dividend rate of nil; per option value of $25.80. The 2019 grants were valued using the following weighted average assumptions: exercise price of $8.05; risk free rate of return of 2.02%; volatility estimate of 81.64%; expected life (years) of 2.28; dividend rate of nil; per option value of $3.82.
3)	STIs for the year ended June 30, 2021 will be paid on or around October 29, 2021.
4)	Miguel was appointed CEO on September 8, 2020. Miguel’s salary is paid in US dollars and the salary figure represented for fiscal 2021 in this table is based on an average exchange rate of CAD$1.00 = USD$1.2829. Other compensation represents employee retention payments associated with the acquisition of Reliva, LLC in May 2020, of which $599,276 is accrued and payable as of June 30, 2021. Please refer to the section “Employment Agreements, Termination and Change in Control Benefits” for further details regarding the retention payments. 216,764 RSU and PSUs with an aggregate fair value of $2,098,276 share-based awards and 21,638 stock options with a fair value of $99,070 option-based awards were granted to Mr. Martin as part of the 2020 annual long-term incentive plan in September 2020.
5)	Michael was appointed Executive Chairman on February 18, 2019 and appointed Interim CEO on February 6, 2020. 43,817 RSUs and 28,687 PSUs with an aggregate fair value of $708,042, and 33,576 stock options with a fair value of $153,729 were granted to Michael in 2021 as part of the 2020 annual incentive plan. On May 13, 2021, the Company terminated Michael from his position as Executive Chairman and as part of his separation agreement, Michael was granted 148,897 RSUs and 33,088 PSUs with an aggregate fair value of $1,685,180 and 246,710 stock options with a fair value of $1,010,237. Please see the section entitled “Business Transformation and Leadership Transition Awards” within the preceding CD&A for more information regarding Michael’s separation agreement and associated equity grants. Michael was also granted 241 DSUs with a fair value of $2,709 and 789 stock options with a fair value of $4,276 representing his pro-rated retainer earned as an Independent Director. Other compensation represents termination fees paid as part of the separation agreement. Salary paid or accrued to Michael for 2021 consists partially of director fees earned after May 13, 2021 and salary paid or accrued for 2019 consists partially of director fees earned prior to being appointed Executive Chairman. Michael remains a Director on the Board
6)	Glen was appointed CFO on May 8, 2017. 34,260 RSUs and 28,687 PSUs with an aggregate fair value of $611,612 and 5,727 stock options with a fair value of $26,221 were granted to Glen in 2021 as part of the 2020 annual incentive plan. 13,138 RSUs with a fair value of $234,382 and 19,597 stock options with a fair value of $168,164 were issued as retention grants in February 2021. Please refer to the section entitled “Business Transformation and Leadership Transition Awards” within the preceding CD&A for more information regarding the retention grants made to certain of our executives.
7)	Jillian was appointed Senior Vice President, Legal effective February 1, 2018 and appointed CLO effective February 21, 2019. 20,655 RSUs and 20,655 PSUs with an aggregate fair value of $399,881 and 4,124 stock options with a fair value of $18,882 were granted to Jillian in 2021 as part of the 2020 annual incentive plan. 9,417 RSUs with a fair value of $167,999 share-based awards and 14,047 stock options with a fair value of $120,539 were issued as retention grants in February 2021. Please refer to the section entitled “Business Transformation and Leadership Transition Awards” within the preceding CD&A for more information regarding the retention grants made to certain of our executives.
8)	Andre was appointed Executive Vice President, Global Business Development effective February 19, 2018. 20,655 RSUs and 20,655 PSUs with an aggregate fair value of $399,881 and 4,124 stock options with a fair value of $18,882 were granted to Andre in 2021 as part of the 2020 annual incentive plan. 9,417 RSUs with a fair value of $167,999 and 14,047 stock options with a fair value of $120,539 were issued as retention grants in February 2021. Please refer to the section entitled “Business Transformation and Leadership Transition Awards” within the preceding CD&A for more information regarding the retention grants made to certain of our executives.
9)	Carey was appointed Executive Vice President, Corporate Development and Strategy effective April 1, 2019. 18,933 RSUs and 18,933 PSUs with an aggregate fair value of $366,543 and 3,780 stock options with a fair value of $17,307 were granted to Carey in 2021 as part of the 2020 annual incentive plan. 8,632 RSUs with a fair value of $153,995 and 12,876 stock options with a fair value of $110,490 were issued as retention grants in February 2021. Please refer to the section entitled “Business Transformation and Leadership Transition Awards” within the preceding CD&A for more information regarding the retention grants made to certain of our executives.

Realized Gains from Option-Based Awards

The table below is a summary of gains realized by NEOs in the financial year ended June 30, 2021.

NEO	Number of Options Exercised	Option Exercise Price ($)	Realized Gains from the Exercise of Option-Based Awards(1)
Miguel Martin	-	-	-
Michael Singer	25,000(2)	5.52	251,438
Glen Ibbott	-	-	-
Jillian Swainson	2,083(2)	3.60	25,549
Andre Jerome	-	-	-
Carey Squires	-	-	-

Notes:

1)	Realized gains from the exercise of Options represents the difference between the fair value on the exercise date and the cost to exercise the Options, before deducting withholding taxes.
2)	These Option exercises were forced due to upcoming expiration.

Outstanding Compensation Securities

The following table sets out all compensation plan option-based awards and share-based awards outstanding at financial year ended June 30, 2021, for each NEO.

NEO	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m - d - y	Value of unexercised in-the-money options(1) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Miguel Martin	21,638	10.09	09-10-2025	24,667	108,382	1,217,130	-
	N/A	N/A	N/A	N/A	108,382	1,217,130	-
Glen Ibbott	79,167	29.88	05-11-2022	-	833	9,355	18,720
	14,583	33.12	09-29-2022	-	1,975	22,179	11,095
	13,750	88.68	08-03-2023	-	20,833	233,955	-
	15,536	94.92	09-10-2024	-	28,687	322,155	-
	30,897	22.48	05-25-2025	-	28,687	322,155	-
	5,727	10.09	09-10-2025	6,529	13,138	147,540	-
	19,597	17.84	02-16-2026	-	N/A	N/A	N/A
Michael Singer	29,167	27.00	08-25-2021	-	3,324	37,329	74,657
	14,583	33.12	09-29-2022	-	1,975	22,179	11,095
	9,667	108.36	07-12-2023	-	20,833	233,955	-
	15,536	94.92	09-10-2024	-	2,103	23,617	11,814
	11,779	24.96	02-10-2025	-	-	-	35,431
	11,779	24.96	02-10-2025	-	28,687	322,155	-
	30,897	22.48	05-25-2025	-	28,687	322,155	169,910
	33,576	10.09	09-10-2025	38,277	33,088	371,578	-
	42,536	8.50	05-18-2026	116,123	27,574	309,656	-
	68,058	8.50	05-18-2026	185,798	33,088	371,578	-
	136,116	8.50	05-18-2026	371,597	88,235	990,879	-
	789	11.24	05-31-2026	-	-	-	2,706
Jillian Swainson	41,667	123.84	01-15-2023	-	555	6,233	-
	9,167	88.68	08-03-2023	-	139	1,561	3,122
	2,500	113.16	02-15-2024	-	1,422	15,969	7,985
	11,186	94.92	09-10-2024	-	12,500	140,375	-
	22,246	22.48	05-25-2025	-	20,655	231,956	-
	4,124	10.09	09-10-2025	4,701	20,655	231,956	-
	14,047	17.84	02-16-2026	-	9,417	105,753	-
Andre Jerome	20,833	121.56	02-19-2023	-	555	6,233	6,244
	9,167	88.68	08-03-2023	-	281	3,156	1,583
	2,214	94.92	09-10-2024	-	1,244	13,970	6,996
	8,769	56.52	11-13-2024	-	12,500	140,375	-
	22,246	22.48	05-25-2025	-	20,655	231,956	-
	4,124	10.09	09-10-2025	4,701	20,655	231,956	-
	14,047	17.84	02-16-2026	-	9,417	105,753	-
Carey Squires	20,833	111.60	02-21-2024	-	2,083	23,392	-
	3,646	94.92	09-10-2024	-	463	5,199	-
	20,392	22.48	05-25-2025	-	8,333	93,580	-
	3,780	10.09	09-10-2025	4,309	18,933	212,618	-
	12,876	17.84	02-16-2026	-	18,933	212,618	-
	N/A	N/A	N/A	N/A	8,632	96,937	-

Notes:

1)	The value of unexercised in-the-money Options was based on the closing share price of $11.23 on June 30, 2021.
2)	The market value of share-based awards that have not vested was based on the closing share price of $11.23 on June 30, 2021.

Option-based Awards/Share-based Awards - Value Vested or Earned during the Year

The following table sets out all compensation plan option-based and share-based awards (value vested or earned) during the financial year ended June 30, 2021, for each NEO:

NEO	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Miguel Martin	-	-	258,667
Michael Singer	70,736	2,709 (2)	110,633
Glen Ibbott	-	105,787 (3)	110,633
Jillian Swainson	-	80,415 (4)	92,816
Andre Jerome	-	14,747 (5)	98,153
Carey Squires	-	34,343	92,299

Notes:

1)	Represents the value of vested Options that would have been realized if they had been exercised on the vesting date, calculated as the difference between the market price of the underlying securities on the vesting date and the exercise price of the options.
2)	Includes 241 share-based awards that vested during the year for which the receipt has been deferred until the termination date.
3)	Includes 833 and 988 share-based awards that vested during the year for which the receipt has been deferred until August 3, 2021 and September 10, 2022, respectively.
4)	Includes 139 and 711 share-based awards that vested during the year for which the receipt has been deferred until February 15, 2022 and September 10, 2022, respectively.
5)	Includes 556, 141, and 623 share-based awards that vested during the year for which the receipt was or has been deferred until August 3, 2021, September 10, 2022, and March 13, 2023, respectively.

Compensation Oversight

The HR & Compensation Committee considers the compensation including grants of equity-based compensation to directors and officers of the Company and makes recommendations to the Board for consideration.

Employment Agreements, Termination and Change in Control Benefits

Miguel Martin - CEO

Concurrently with the acquisition of Reliva, LLC (“Reliva”) on May 28, 2020, Miguel entered into an employment agreement with respect to his continued role as President of Reliva (the “May 2020 Agreement”). The May 2020 Agreement provided for an annual base salary of US$250,000. The Company and Reliva subsequently entered into a services agreement in July 2020 pursuant to which Reliva made Miguel available to act as Chief Commercial Officer of the Company in addition to his continued role as President of Reliva.

On September 8, 2020, Miguel entered into an employment agreement with Aurora, pursuant to which the Company enhanced his duties and appointed him as CEO in addition to maintaining his role as the President of Reliva. Miguel is paid a base salary of US$541,140 and is eligible for a bonus target of 100%, five weeks’ annual vacation and participation in bonus plans and restricted share unit plans. As neither Reliva nor Aurora have established benefit plans and/or programs which are applicable to employees working in the United States, Reliva reimburses Miguel for the reasonable cost of health, vision, and dental insurance consistent with Aurora’s practices.

In the event of a termination without cause or a resignation for good reason including a change-of-control, Miguel will be entitled to a payment of 24 months of his base salary and any and all unvested equity options granted to him, including but not limited to Options and RSUs and PSUs, shall vest on a pro rata basis up to the termination date, and any unvested equity grants that have not vested on a pro rata basis as of the termination date shall be forfeited.

Additional Non-Salary Compensation under Acquisition of Reliva

As part of the Reliva acquisition, a retention pool of US$5 million (the “Retention Pool”) was established to ensure the retention of key personnel of Reliva (the “Key Personnel”), of which individual amounts (the “Interests”) are allocated and awarded annually over a period of three (3) years from the closing date to Key Personnel in such amounts as to be determined by mutual agreement of the Company and Miguel. The Retention Pool was negotiated as part of the acquisition terms with Miguel, as principal of Reliva and the main shareholder of Reliva at the time, to provide additional incentive in the event of an earnout shortfall, contingent upon continued employment. The Retention Pool was included in Miguel’s employment agreement with Reliva on closing of the acquisition, as well as that of other key employees of Reliva.

The Interests in the Retention Pool vest and become payable as to 25% on the first and second anniversary and 50% on the third anniversary. Notwithstanding the foregoing, upon the mutual agreement of the Company and Miguel, a portion of the Interests may be left unallocated to be allocated throughout the year and prior to the next applicable vesting date to new or existing Key Personnel, with any Interests not yet allocated as of a subsequent vesting date in any particular year automatically vested and awarded to Miguel.

Please refer to the Summary Compensation Table for details on the payment made to Miguel under the Retention Pool during fiscal 2021.

Michael Singer - Former Executive Chairman and Interim CEO

The Company entered into an employment agreement with Michael effective July 1, 2018 which provided for his annual base salary of $300,000, a bonus target of 50%, four weeks’ annual vacation, 116,000 Options vesting quarterly over three years with a life of five years, a signing bonus of $980,000 payable in RSUs, participation in bonus plans and restricted share unit plans, reimbursement of professional association fees and eligibility to participate in the Company’s standard benefit plans.

Effective September 3, 2018, the Company entered into an amended employment agreement with Michael which provided for an increase in his annual base salary to $350,000, five weeks’ annual vacation, an annual cash bonus under the Company’s short term incentive plan of a bonus target of 50% of his annual base salary subject to the achievement of corporate and individual performance targets, an annual award of Options and RSUs under the long-term incentive plan and other standard benefit plans. In the event of a termination without cause or a resignation for good reason including a change-of-control, Michael is entitled to a payment of 12 months of his base salary and cash bonus, and any and all unvested equity options granted to him prior to September 1, 2020, including but not limited to Options and RSUs, shall vest immediately, and any and all unvested equity options granted to him after September 1, 2020 shall vest on a pro rata basis.

On September 10, 2019, the Board approved an increase to Michael’s bonus target to 60% and his base salary to $375,000. On February 6, 2020, Michael was appointed Interim CEO, replacing Terry Booth, until September 8, 2020. In consideration of the expanded scope of his responsibilities during this period, his salary was temporarily increased to $525,000.

Michael retired from his role as Executive Chairman effective May 13, 2021. Please refer to the section entitled “Executive Chairman Transition” within the preceding CD&A and the Summary Compensation Table for information regarding Michael’s separation agreement and associated payments.

Glen Ibbott - CFO

The Company entered into an employment agreement with Glen effective May 8, 2017, which provided for his annual base salary of $250,000, four weeks’ annual vacation, 104,166 Options vesting quarterly over three years with a life of five years, participation in bonus plans and restricted share unit plans, reimbursement of professional association fees and eligibility to participate in the Company’s standard benefit plans. No change of control provisions were included in his employment agreement. On September 25, 2017, the Board approved a Management Bonus Plan with Glen’s bonus target of 50% of his base salary.

Effective September 3, 2018, the Company entered into an amended employment agreement with Glen which provided for an increase in his annual base salary to $350,000, five weeks’ annual vacation, an annual cash bonus under the Company’s short term incentive plan of up to a maximum of 50% of his annual base salary subject to the achievement of corporate and individual performance targets, an annual award of Options and RSUs under the long-term incentive plan and other standard benefit plans. On September 10, 2019, the Board approved an increase to Glen’s bonus target to 60% and his base salary to $375,000.

In the event of a termination without cause or a resignation for good reason including a change-of-control, Glen will be entitled to a payment of 12 months of his base salary and cash bonus. In the event of a termination without cause: (a) any and all unvested equity awards granted to him on or before February 15, 2021, but specifically excluding certain retention grants received on February 10, 2020 (the “2020 Retention Grants”), shall vest immediately, (b) any and all unvested equity awards granted after February 15, 2021 shall vest on a pro rata basis up to the effective date of termination, and (c) any and all unvested equity awards associated with the 2020 Retention Grants shall vest on a pro rata basis up to the effective date of termination. In the event of a resignation with good reason, any and all unvested equity award, including the 2020 Retention Grants shall vest immediately.

Jillian Swainson - CLO and Corporate Secretary

The Company entered into an employment agreement with Jillian effective February 1, 2018, which provided for her annual base salary of $240,000 four weeks’ annual vacation, 41,666 Options vesting quarterly over three years with a life of five years, participation in bonus plans and restricted share unit plans, reimbursement of professional association fees and eligibility to participate in the Company’s standard benefit plans. The Company may terminate the employment agreement without cause by providing Jillian with reasonable and adequate notice, or salary in lieu of notice of 6 months’ base salary plus one additional month per year of service, calculated on a pro-rata basis, to a maximum of 12 months. No change of control provisions were included in this employment agreement.

Effective March 6, 2019, the Company entered into an amended employment agreement with Jillian which provided for an increase in her annual base salary to $250,000, five weeks’ annual vacation, an annual cash bonus under the Company’s short term incentive plan of up to a maximum 50% of her annual base salary subject to the achievement of corporate and individual performance targets, an annual award of Options and RSUs under the long-term incentive plan and other standard benefit plans. On September 10, 2019, the Board approved an increase to Jillian’s base salary to $300,000.

In the event of a termination without cause or a resignation for good reason including a change-of-control, Jillian will be entitled to a payment of 12 months of her base salary and cash bonus. In the event of termination without cause: (a) any and all unvested equity awards granted to her on or before February 15, 2021, but specifically excluding the 2020 Retention Grants, shall vest immediately, (b) any and all unvested equity awards granted after February 15, 2021 shall vest on a pro rata basis up to the effective date of termination, and (c) any and all unvested equity awards associated with the 2020 Retention Grants shall vest on a pro rata basis up to the effective date of termination. In the event of a resignation with good reason, any and all unvested equity award, including the 2020 Retention Grants shall vest immediately.

Andre Jerome - Executive Vice-President, Global Business Development

The Company entered into an employment agreement with Andre effective September 3, 2018, which provided for his annual base salary of $267,250, five weeks’ annual vacation, participation in the bonus plan up to 40% of his base salary, reimbursement of professional association fees and eligibility to participate in the Company’s standard benefit plans. Under this agreement, the Company may terminate the employment agreement without cause by providing Andre with reasonable and adequate notice, or salary in lieu of notice of 12 months’ base salary.

Effective November 13, 2019, the Company entered into an amended employment agreement with Andre which provided for an increase in his annual base salary to $300,000 and an increase to the annual cash bonus under the Company’s short term incentive plan of up to a maximum 50% of his annual base salary subject to the achievement of corporate and individual performance targets.

In the event of a termination without cause or a resignation for good reason including a change-of-control, Andre will be entitled to a payment of 12 months of his base salary and cash bonus. In the event of termination without cause: (a) any and all unvested equity awards granted to him on or before February 15, 2021, but specifically excluding the 2020 Retention Grants, shall vest immediately, (b) any and all unvested equity awards granted after February 15, 2021 shall vest on a pro rata basis up to the effective date of termination, and (c) any and all unvested equity awards associated with the 2020 Retention Grants shall vest on a pro rata basis up to the effective date of termination. In the event of a resignation with good reason, any and all unvested equity award, including the 2020 Retention Grants shall vest immediately.

Carey Squires - Executive Vice-President, Corporate Development & Strategy

The Company entered into an employment agreement with Carey effective April 1, 2019 which provided for his annual base salary of $275,000, five weeks’ annual vacation, participation in the bonus plan up to 50% of his base salary, 20,833 Options vesting annually over three years with a life of five years, 6,250 RSUs vesting annually over three years, and eligibility to participate in the Company’s standard benefit plans.

In the event of a termination without cause or a resignation for good reason including a change-of-control, Carey will be entitled to a payment of 12 months of his base salary, a pro-rated bonus payment for time worked to the date of termination and a payment equal to the greater of 12 months bonus’ entitlement target or an average of the actual bonus payments over the two-year period preceding termination. In the event of termination without cause: (a) any and all unvested equity awards granted to him on or before February 15, 2021, but specifically excluding the 2020 Retention Grants, shall vest immediately, (b) any and all unvested equity awards granted after February 15, 2021 shall vest on a pro rata basis up to the effective date of termination, and (c) any and all unvested equity awards associated with the 2020 Retention Grants shall vest on a pro rata basis up to the effective date of termination. In the event of a resignation with good reason, any and all unvested equity award, including the 2020 Retention Grants shall vest immediately.

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any resignation, retirement, or a change in a NEO’s responsibilities.

Benefits, Vacation and Perquisites

Details of the benefits and perquisites provided to the Company’s NEOs are disclosed above in the All Other Compensation” column of the “Summary Compensation Table”. “

Pension Plan Benefits

The Company has no pension plans that provide for payments or benefits at, following, or in connection with the retirement of the NEOs.

Directors’ and Officers’ Liability Insurance

The Company maintains, and pays for, directors’ and officers’ liability coverage covering directors and officers of the Company and its subsidiaries as a group. The Company has seen an increase in premiums in recent periods, primarily due to the Company’s former listing on the NYSE, amplified Directors and Officers insurance pricing in the insurance market for Cannabis companies and active plaintiffs’ firms in the Cannabis industry.

Employee Share Purchase Plan

The Board resolved on November 25, 2017, to adopt an employee share purchase plan (the “ESPP”), which was established to encourage employees to own Common Shares. The Company is of the view that it is in the best interests of the Company to have the interests of its employees aligned with the shareholders and to provide employees with the opportunity to participate in the growth of the Company.

Any individual who is an Employee of the Company is eligible to enrol and become a Participant in the ESPP at any time after that Employee has completed six months of continuous service on a full-time basis or 20 hours per week for three months on a part-time basis with the Company or any of its subsidiary companies.

Eligible Employees of the Company may elect to participate (become a “Participant”) in the ESPP by contributing at least 1%, but no more than 10% of their gross pay, provided, however, that in no event shall a Participant’s payroll deductions in any calendar year exceed CDN$10,500 as defined in the ESPP. The Company will match up to a maximum of 3% of the employee’s base salary. The funds so provided will be used to purchase Common Shares on the open market at prevailing market prices. These combined contributions are held in trust by the ESPP Administrator, Solium Capital Inc., and used to purchase Common Shares through the facilities of the TSX on a regular basis. No Common Shares are issued from treasury in respect of the ESPP. The ESPP provides that all Common Shares held in the personal account of a Participant shall at all times be vested immediately in order to increase the overall attractiveness of the program to employees with the goal of increasing overall enrolment and participation. All expenses related to the purchase of Common Shares under the ESPP are paid by the Company, while all expenses related to the sale of Common Shares from the ESPP are paid by the Participants. The Company may amend or terminate the ESPP at any time, in accordance with its terms.

OUR EQUITY COMPENSATION PLANS

Option-Based Awards - Option Plan

The Company’s Option Plan received shareholder re-approval at its 2020 Annual General and Special Meeting (the “2020 Meeting”). The material terms of the Option Plan are summarized as follows:

Eligible Persons - Options may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries as determined by the Board as being eligible for participation in the Option Plan (an “Eligible Person”).

Restriction on Option Grants to Insiders - The Option Plan is subject to restrictions that:

(a)	the number of Common Shares issued to Insiders as a group pursuant to Options granted under the Option Plan, when combined with Common Shares issued to Insiders under all the Company’s other Share Compensation Arrangements shall not exceed 2% of the issued Common Shares within any 12-month period;
(b)	the number of Common Shares issuable to Insiders at any time as a group under the Option Plan, when combined with Common Shares issuable to Insiders under all the Company’s other Share Compensation Arrangements, shall not exceed 10% of the Company’s issued Common Shares; and
(c)	no exercise price of an Option granted to an Insider may be reduced nor an extension to the term of an Option granted to an Insider extended without further approval of the disinterested shareholders of the Company.

Plan Administrator - The Board (the “Plan Administrator”) is authorized to interpret the Option Plan from time to time and to adopt, amend and rescind rules and regulations for carrying out the terms of the Option Plan. The interpretation and construction of any provision of the Option Plan by the Board shall be final and conclusive. Administration of the Option Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

Maximum Number of Shares Issuable - The number of Common Shares issuable under the Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. In addition to this 10% cap,

(a)	The aggregate number of Common Shares issuable upon the exercise of all Options granted under the Option Plan and under all other Share Compensation Arrangement (pre-existing or otherwise) shall not exceed 10% of the issued and outstanding Common Shares as at the date of grant of each Option pursuant to the Option Plan. If any Option granted hereunder shall expire, terminate for any reason in accordance with the terms of the Option Plan or be exercised, Common Shares subject thereto shall again be available for the purpose of the Option Plan.
(b)	The aggregate number of Common Shares, which may be issuable at any time pursuant to the Option Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to Insiders, shall not exceed 10% of the Common Shares outstanding at the date of grant of an Option.
(c)	The aggregate number of Common Shares, which may be issued pursuant to the Option Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to Insiders within a one-year period, shall not exceed 10% of the Common Shares then outstanding.

Exercise Price - The Board shall determine the exercise price per Common Share at the time the Option is granted, but, in any event, shall not be less than the closing price of the Common Shares on the Exchange ending on the Trading Day immediately preceding the grant date of the Option.

Vesting of Options - Options granted pursuant to the Option Plan shall vest and become exercisable by an Optionee at such time or times as may be determined by the Board and may be made subject to performance conditions as the Board may determine at the time of grant of such Options.

Term of Options - Subject to the blackout provisions described below, the Option Period shall be determined by the Board at the time of grant of the Options provided, however, that the Option Period must not extend beyond five years from the grant date of the Option.

Termination of Options - Subject to any provisions with respect to vesting of Options in an Optionee’s employment agreement with the Company, if an Optionee ceases to be an Eligible Person, other than as a result of termination for cause, any Option held by such Optionee at the date such person ceases to be an Eligible Person shall be exercisable only to the extent that the Optionee is entitled to exercise the Option on such date and only for 90 days thereafter (or such longer period as may be prescribed by law or as may be determined by the Board in its sole discretion) or prior to the expiration of the Option Period in respect thereof, whichever is sooner. Subject to the provisions with respect to vesting of Options in an Optionee’s employment agreement with the Company, in the case of an Optionee being terminated for cause, the Option shall immediately terminate and shall no longer be exercisable as of the date of such termination, subject to the Board determining otherwise. Notwithstanding the foregoing, when an Optionee ceases to be an Eligible Person, the Board has discretion to accelerate the vesting of his/her Options and/or allow such Options to continue for a period beyond 90 days, except however, that such Options may not be extended beyond the expiry of their original Option Period.

In the case of an Optionee who is being dismissed from employment or service for cause, or whose services are terminated for cause, such Optionee’s Options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same.

Retirement or Early Retirement - In respect of Retirement or Early Retirement of an Optionee, unless determined otherwise by Board:

(a)	in the event of the Retirement of an Optionee, any Options granted to the Optionee will continue to vest without altered vesting terms;
(b)	in the event of the Early Retirement of an Optionee, any Options granted to the Optionee will vest pro-rata on an accelerated basis calculated by dividing the number of months that have elapsed between the applicable grant date and the date of Retirement by the total number of months between the grant date and the vesting date.

Assignability or Transferability of Options - Options are not assignable or transferable other than by will or by the applicable laws of descent, except to a Holding Company of the Optionee or by a Holding Company to the Optionee, with the consent of the Company. During the lifetime of an Optionee, all Options may only be exercised by the Optionee or such Holding Company.

Black-Out Period - In the event that the expiry of an Option Period falls within, or within two (2) Trading Days after the end of, a trading blackout period imposed by or on the Company (the “Blackout Period”), the expiry date of such Option Period shall be automatically extended to the close of the 10th Trading Day following the end of the Blackout Period.

Amendment, Modification or Termination of the Option Plan - Subject to the requisite regulatory approvals, and shareholder approval as prescribed under the Option Plan and any applicable rules of the TSX, the Board may, from time to time, amend or revise the terms of the Option Plan (including Options granted thereunder) or may discontinue the Option Plan at any time provided however that no such amendment may, without the consent of the Optionee, in any manner materially adversely affect his rights under any Option theretofore granted under the Option Plan.

(a)	The Board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Option Plan (including Options granted thereunder):
(i)	any amendment to the Option Plan including, without limitation, any amendment to the percentage of securities reserved and issuable under the Option Plan;
(ii)	any change to the definition of “Eligible Persons” that would have the potential of narrowing or broadening or increasing Insider participation;
(iii)	the addition of any form of financial assistance;
(iv)	any amendment to a financial assistance provision that is more favourable to Eligible Persons;
(v)	the addition of deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company;
(vi)	any amendment to the Option Plan to permit Options to be transferred or assigned other than for normal estate settlement purposes;
(vii)	any amendment that reduces the exercise price or permits the cancellation and re- issuance of Options;
(viii)	any amendment that extends Options beyond the original Option Period of such Options;
(ix)	any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities; and
(x)	any reduction to the range of amendments requiring shareholder approval contemplated in this Section or any other amendments to the amending provisions of the Option Plan;
(b)	The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion (without shareholder approval), make all other amendments to the Option Plan (including Options granted thereunder) that are not of the type contemplated in the Option Plan above, including, without limitation:
(i)	amendments which are of a typographical, grammatical, clerical or of a housekeeping nature;
(ii)	the addition of or a change to vesting provisions of a security or the Option Plan;
(iii)	the addition of a cashless exercise feature; and
(iv)	a change to the termination provisions of a security or the Option Plan that does not entail an extension beyond the original Option Period.
(c)	Notwithstanding the provisions of the Option Plan, the Company shall additionally obtain requisite shareholder approval in respect of amendments to the Option Plan that are contemplated pursuant to the Option Plan to the extent such approval is required by any applicable law or regulations.

Share-Based Awards

Fixed Restricted Share Unit Plan

The Company’s RSU Plan initially received shareholder approval at the 2017 Meeting and was amended at the 2020 Meeting to increase the number of Common Shares available thereunder from 833,333 to 3,000,000 Common Shares. The material terms of the RSU Plan are summarized as follows:

Benefits of the RSU Plan - The RSU Plan is designed to be a long term incentive for the directors, officers and other key employees of the Company (“Participants”) to provide for the acquisition of Common Shares by Participants for the purpose of advancing the interests of the Company through the motivation, attraction and retention of employees, directors and consultants of the Company and its designated affiliates and to secure for the Company and the shareholders of the Company the benefits inherent in the ownership of Common Shares by key employees, consultants and directors of the Company and its designated affiliates the opportunity offered to them to acquire a proprietary interest in the Company.

Nature and Administration of the RSU Plan - All Participants (as defined in the RSU Plan) of the Company and its related entities are eligible to participate in the RSU Plan (as “RSU Plan Participants”), though the Company reserves the right to restrict eligibility or otherwise limit the number of persons eligible for participation in the RSU Plan at any time. Eligibility to participate in the RSU Plan does not confer upon any person a right to receive an award of RSUs. The RSU Plan shall be administered by the Board or a committee appointed by the Board who will administer the RSU Plan and who can, from time to time, award RSUs to RSU Plan Participants (the “Committee”). RSUs will be credited to an account maintained for each RSU Plan Participant on the books of the Company as of the award date. The number of RSUs to be credited to each RSU Plan Participant’s account shall be determined at the discretion of the Board and pursuant to the terms of the RSU Plan.

Maximum Number of Shares - The maximum number of Common Shares made available for the RSU Plan shall not exceed 3,000,000 Common Shares, subject to adjustments pursuant the RSU Plan. The aggregate number of Common Shares issuable to Insiders pursuant to RSUs granted and all other security-based compensation arrangements shall not, at any time, exceed 10% of the total number of Common Shares then outstanding. The aggregate number of Common Shares issued to Insiders pursuant to RSUs and all other security-based compensation arrangements, within a one-year period, shall not exceed 10% of the total number of Common Shares then outstanding. The number of Common Shares then outstanding shall mean the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed award of the applicable RSUs.

Restricted Period - The restricted period is subject to the discretion of the Board. The term “Restricted Period” (defined in the RSU Plan) means any period of time during which an RSU is not vested and the RSU Plan Participant holding such RSU remains ineligible to receive RSUs as determined by the Committee, in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of an RSU Plan Participant.

Termination with Cause - Subject to any provisions with respect to vesting of Restricted Share Units in a Participant’s employment agreement with the Company, in the event of the Termination with cause of a Participant during the Restricted Period, any Restricted Share Units held by the Participant shall immediately terminate and be of no further force or effect, provided that the Committee has the absolute discretion to waive such termination.

Subject to any provisions with respect to vesting of Restricted Share Units in a Participant’s employment agreement with the Company, in the event of the Termination with cause of the Participant following the Restricted Period and prior to the Deferred Payment Date, the Participant shall be entitled to receive and the Company shall issue forthwith Restricted Shares in satisfaction of the Restricted Share Units then held by the Participant.

Termination without Cause - Subject to any provisions with respect to vesting of Restricted Share Units in a Participant’s employment agreement with the Company, in the event of the Termination without cause of a Participant during the Restricted Period, any Restricted Share Units held by the Participant shall cease vesting after Termination, provided that the Committee shall have the discretion to waive or alter any vesting.

Subject to any provisions with respect to vesting of Restricted Share Units in a Participant’s employment agreement with the Company, in the event of the Termination without cause of the Participant following the Restricted Period and prior to the Deferred Payment Date, the Participant shall be entitled to receive and the Company shall issue forthwith Restricted Shares in satisfaction of the Restricted Share Units then held by the Participant.

Retirement or Early Retirement - Subject to any provisions with respect to vesting of Restricted Share Units in a Participant’s employment agreement with the Company, in the event of the Retirement or Early Retirement of a Participant during the Restricted Period, any Restricted Share Units held by the Participant shall vest pro-rata on an accelerated basis calculated by dividing the number of months that have elapsed between the date of the applicable Restricted Share Unit Grant Letter and the Retirement Date by the total number of months between the date of the applicable Restricted Share Unit Grant Letter and the end of the Restricted Period, provided that the Committee shall have the discretion to waive or alter any vesting.

Subject to any provisions with respect to vesting of Restricted Share Units in a Participant’s employment agreement with the Company, in the event of the Retirement or Early Retirement of the Participant following the Restricted Period and prior to the Deferred Payment Date, the Participant shall be entitled to receive and the Company shall issue forthwith Restricted Shares in satisfaction of the Restricted Share Units then held by the Participant.

Payment of Dividends - In the event a cash dividend is paid to shareholders on the Common Shares while an RSU is outstanding, the Committee may, in its sole discretion, elect to credit each RSU Plan Participant with additional RSUs. In such case, the number of additional RSUs will be equal to the aggregate amount of dividends that would have been paid to the RSU Plan Participant if the RSUs in the RSU Plan Participant’s account on the record date had been Common Shares divided by the Market Price (as such term is defined in the TSX Company Manual) of a Common Shares on the date on which dividends were paid by the Company. If the foregoing shall result in a fractional RSU, the fraction shall be disregarded.

Death or Disability of Participant - Subject to any provisions with respect to vesting of RSUs in an RSU Plan Participant’s employment agreement with the Company, in the event of the total disability or death of an RSU Plan Participant, any RSUs held by the RSU Plan Participant shall vest immediately and the Company shall issue Common Shares for each vested RSU, to the RSU Plan Participant or legal personal representatives of the RSU Plan Participant forthwith in full satisfaction thereof.

Adjustments - In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:

(a)	the number of Common Shares available under the RSU Plan; and
(b)	the number of Common Shares subject to any outstanding RSUs.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the RSU Plan.

Change of Control - Subject to any provisions with respect to vesting of RSUs in an RSU Plan Participant’s employment agreement with the Company, in the event of a Change of Control, all RSUs outstanding shall vest or be deemed to have vested immediately prior to the Change of Control and be forthwith settled by the issuance of applicable Common Shares notwithstanding the Restricted Period and any applicable Deferred Payment Date.

Non-Assignable - Except as otherwise may be expressly provided for under the RSU Plan or pursuant to a will or by the laws of descent and distribution, no RSU and no other right or interest of a Participant is assignable or transferable.

Amendment or Termination of RSU Plan - The Committee may from time to time in the absolute discretion of the Committee, without further shareholder approval, amend, modify and change the provisions of the RSU Plan, including, without limitation:

(a)	amendments of a housekeeping nature; and
(b)	changes to the Restricted Period of any RSU.

However, other than as set out above, any amendment, modification or change to the provisions of the RSU Plan, which would:

(a)	materially increase the benefits of the holder under the RSU Plan to the detriment of the Company and its shareholders;
(b)	increase the maximum number of Common Shares, which may be issued pursuant to the RSU Plan;
(c)	reduce the range of amendments requiring shareholder approval contemplated in this Section;
(d)	permit RSUs to be transferred other than for normal estate settlement purposes;
(e)	change insider participation limits and the director limits which would result in shareholder approval to be required on a disinterested basis; or
(f)	materially modify the requirements as to eligibility for participation in the RSU Plan;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company. In addition, any such amendment, modification or change of any provision of the RSU Plan shall be subject to the approval,

Fixed Performance Share Unit Plan

The Company’s PSU Plan received shareholder approval at the 2020 Meeting. The material terms of the PSU Plan are summarized as follows:

Purpose - The PSU Plan provides for the granting of performance share unit awards (“PSUs) for services rendered and the settlement of such PSUs through the issuance of Common Shares from treasury or the payment of cash, for the purpose of advancing the interests of the Company and its shareholders through the motivation, attraction and retention of employees, officers and Eligible Consultants and the alignment of their interest with the interest of the Company’s shareholders.

Administration - The PSU Plan will be administered by the Company’s HR & Compensation Committee, which will be responsible for establishing the performance conditions or measures for the grant of PSUs to Participants, including the entitlement Date.

Eligible Participants - The HR & Compensation Committee will from time to time determine the Participants who may participate in the Plan and will, from time to time, determine the Participants to whom PSUs will be granted and the provisions, performance conditions and restrictions with respect to such grant(s), all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Company and any other factors which the HR & Compensation Committee deems appropriate and relevant.

Maximum number of Common Shares - The aggregate maximum number of Common Shares reserved for issuance from treasury under the PSU Plan, subject to adjustment in accordance with the PSU Plan, will not exceed 3,000,000 Common Shares. The maximum aggregate number of Common Shares:

(a)	which may be reserved for issuance to any one Participant under the PSU Plan together with all of the Company’s other previously established or proposed share compensation arrangements will not exceed 10% of the issued and outstanding Common Shares on the grant date (on a non-diluted basis);
(b)	which may be issuable to Insiders under the PSU Plan together with all of the Company’s other previously established or proposed share compensation arrangements will not exceed 10% of the Common Shares issued and outstanding on the grant date (on a non-diluted basis); and
(c)	which may be issued to Insiders under the PSU Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve-month period will not exceed 10% of the issued and outstanding Common Shares at the time of issuance (on a non-diluted basis).

Settlement of PSUs - The Company will satisfy its payment obligation, net of any applicable taxes and other source deductions required by law to be withheld by the Company (or any of its affiliates), for the settlement of PSUs by either:

(a)	the issuance of Common Shares to the Participant in an amount equal to the number of PSUs being settled, or

(b)	a payment in cash to the Participant equal to the Market Price of a Common Share on the Entitlement Date multiplied by the number of Performance Share Units being settled,

in each case (in the case of PSUs that are subject to performance conditions or measures) multiplied by the Achieved Performance Ratio, being the percentage, ranging from 0% to 200% (or within such other range as the Board may determine from time to time), quantifying the performance achievement realized on an Entitlement Date determined in accordance with the performance conditions or measures and other terms outlined in the grant letter evidencing such PSU award.

Termination Provisions - In the event of the Termination with cause of a Participant prior to the Entitlement Date, any PSUs held by the Participant will immediately terminate and be of no further force or effect, provided that the HR & Compensation Committee has the absolute discretion to waive such termination. In the event of the Termination without cause of a Participant prior to the Entitlement Date, the Participant’s Entitlement Date will be accelerated on a pro-rata basis calculated on the actual performance achievement realized at the time of Termination.

Retirement Provisions - In the event of Retirement of the Participant, the Participant’s Entitlement Date will not be altered. In the event of Early Retirement of the Participant, the Participant’s Entitlement Date will be accelerated on a pro-rata basis calculated by dividing the number of months that have elapsed between the applicable grant date and the Retirement Date by the total number of months between the Grant Date and the Entitlement Date.

Change of Control Provisions - In the event of a Change of Control and if, at the time of the Change of Control:

(a)	the Participant is an Eligible Employee and, within 12 months of such Change of Control, the Company terminates the employment or services of said Participant/Eligible Employee for any reason other than just cause or any “triggering event” occurs (as defined in the employment agreement or other contractual arrangement in place between the Participant/Eligible Employee and the Company) (the “Triggering Event”), then on the date of such Triggering Event (the “Early Measurement Date”), the PSUs outstanding and held by the Participant will immediately vest in an amount equal to the product obtained by multiplying (i) the total number of Common Shares otherwise issuable pursuant to such PSUs or the full value of such PSUs (as determined in the absolute discretion of the Board) and (ii) the Applicable Pro-Ration Factor; and
(b)	the Participant is not an Eligible Employee of the Company, then all Performance Share Units outstanding and held by the Participant will immediately vest.

Non-Assignable - Except as otherwise may be expressly provided for under the PSU Plan or pursuant to a will or by the laws of descent and distribution, no PSU and no other right or interest of a Participant is assignable or transferable.

Amendments without Shareholder Approval - The HR & Compensation Committee may from time to time in its absolute discretion amend, modify and change the provisions of the PSU Plan (including any grant letters) without shareholder approval, including, without limitation, amendments of a housekeeping nature, changes to the Entitlement Date of any PSUs.

Amendments requiring Shareholder Approval - Any amendments, modifications or changes to the provisions of the PSU Plan (including any grant letters) which would materially increase the benefits under the PSU Plan, modify rights of shareholders, increase the number of Common Shares which may be issued pursuant to the PSU Plan, modify the requirements as to eligibility for participation in the PSU Plan, or make any amendment to increase the ability of the Board to amend the Plan without shareholder approval will only be effective upon such amendment, modification or change being approved by the shareholders of the Company, if required, by the TSX and any other Stock Exchange or regulatory authority having jurisdiction over the securities of the Company.

Fixed Deferred Share Unit Plan

On October 5, 2018, the Board approved the adoption of a Fixed Deferred Share Unit Plan (the “DSU Plan”) which was ratified by the shareholders at the annual general and special meeting held on November 30, 2018. An amendment to the DSU Plan was approved at the 2020 Meeting to increase the number of Common Shares available thereunder from 83,333 to 500,000 Common Shares. The material terms of the DSU Plan are summarized as follows:

Administration of Plan - The HR & Compensation Committee administers the DSU Plan. The DSU Plan provides that non-employee directors may elect to receive up to 100% of their annual compensation amount as established from time to time by the Board (the “Annual Base Compensation”) in DSUs. A DSU is a unit credited to a Participant by way of a bookkeeping entry in the books of the Company, the value of each DSU is equivalent to one Common Share. All DSUs paid with respect to Annual Base Compensation or otherwise awarded by the Board of Directors will be credited to the director by means of an entry in a notional account in their favour on the books of the Company (a “DSU Account”) when such Annual Base Compensation is payable or discretionary grant is made. The director’s DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the Share Price of a Common Share at the time. Share Price is defined in the DSU Plan and means (if the Common Shares are listed and posted for trading on the TSX) the closing price of a Common Share on the TSX averaged over the five (5) consecutive trading days immediately preceding the date of grant or the redemption date, as the case may be. Fractional Common Shares will not be issued, and any fractional entitlements will be rounded down to the nearest whole number. In addition to the DSUs granted as part of a director’s Annual Base Compensation, the Board may also, from time to time and in its sole discretion, grant one or more awards of DSUs to directors on terms and conditions consistent with the DSU Plan.

Generally, a Participant (as defined in the DSU Plan) shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the Participant ceases to hold any position as a director of the Company or its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the Participant (the “Termination Date”) and ending on the 90th day following the Termination Date, provided, however that for U.S. Eligible Participants, redemption will be made upon such Participant’s “separation from service” as defined under Internal Revenue Code Section 409A.

Redemptions of DSUs under the DSU Plan may be (i) in Common Shares issued from treasury (subject to the shareholder approval being sought at this Meeting), (ii) Common Shares purchased by the Company on the open market for delivery to the former non-employee director, or (iii) settled in cash or any combination of the foregoing, as determined by the Board in its sole discretion.

Maximum Number of Common Shares Issuable for DSUs - DSUs may be granted by the Company in accordance with the DSU Plan provided the number of Common Shares issuable pursuant to the DSUs outstanding pursuant to the DSU Plan from time to time currently shall not exceed 83,333 on a post-consolidated basis. The maximum number issuable is being amended, subject to shareholder approval at the Meeting, to 500,000. The maximum number of Common Shares issuable pursuant to all Security Based Compensation Arrangements (including the Option Plan, DSU Plan, RSU Plan and PSU Plan, subject to shareholder approval), at any time, including all shares, options or other rights to purchase or otherwise acquire Common Shares that are granted, shall not exceed, in aggregate, 10% of the total number of outstanding Common Shares.

The DSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. Further, the aggregate number of shares that may be issued to insiders pursuant to the DSU Plan and all other security-based compensation arrangements of the Company, within any 12-month period may not exceed 10% of the Common Shares outstanding at the beginning of such 12-month period.

Transferability - No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any Participant under the DSU Plan except by will or laws of descent and distribution.

Amendments to the DSU Plan - The Board may at any time, and from time to time, and without shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the DSU Plan including amendments of a “clerical” or “housekeeping” nature;
(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the DSU Plan;
(c)	amendments to the termination provisions of the DSU Plan;
(d)	amendments necessary or advisable because of any change in applicable laws;
(e)	amendments to the transferability of DSUs;
(f)	amendments relating to the administration of the DSU Plan; or
(g)	any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws;

provided, however, that:

(i) no such amendment of the DSU Plan may be made without the consent of each affected Participant in the DSU Plan if such amendment would adversely affect the rights of such affected Participant(s) under the DSU Plan; and

(ii)       shareholder approval shall be obtained in accordance with TSX requirements, for any amendment:

i.       to increase the maximum number of Common Shares which may be issued under the DSU Plan;

ii.       to the amendment provisions of the DSU Plan; or

iii.       to expand the definition of “Participant”.

Certain United States Federal Income Tax Consequences - The following is a summary of the principal U.S. federal income tax consequences generally applicable to DSUs awarded under the DSU Plan. The following description applies to DSUs that are subject to U.S. federal income tax. The grant of DSUs and the crediting of DSUs to a Director’s DSU Account should not result in taxable income to the Director at the time of grant. When DSUs are settled, the Director will recognize ordinary income equal to the fair market value of the Common Shares and cash received in settlement of the DSUs, and the Company will be entitled at that time to a corporate income tax deduction (for U.S. federal income tax purposes) for the same amount, subject to the general rules concerning deductibility of compensation. A Director’s basis in any Common Shares received will equal the fair market value of the Common Shares at the time the Director recognizes ordinary income. If, as usually is the case, the Common Shares are a capital asset in the Director’s hands, any additional gain or loss recognized on a subsequent sale or exchange of the Common Shares will not be ordinary income but will qualify as a capital gain or loss. To the extent that a Director’s DSUs are subject to U.S. federal income tax and to taxation under the Income Tax Act (Canada), DSUs awarded under the DSU Plan are intended to comply with Section 409A of the Internal Revenue Code and to avoid adverse tax consequences under paragraph 6801(d) of the regulations under the Income Tax Act (Canada), To that end, the DSU Plan contains certain forfeiture provisions that could apply to DSUs awarded under the DSU Plan in limited circumstances.

TSX Policy Requirement for Continuing Shareholder Approval

Pursuant to TSX policies, the Option Plan and all unallocated entitlements thereunder must again be presented to the shareholders for consideration to obtain approval for continuation every three (3) years. The fixed maximum RSU Plan, PSU Plan and DSU Plan only require shareholder approval when they are amended, and such types of amendment are subject to shareholder approval.

Director Compensation - Non-Executive Directors

Our director compensation program shares similar objectives with our executive compensation program: to attract and retain qualified directors and to align the interests of directors and shareholders. Directors receive their annual retainer in cash, Options and DSUs. In addition, the Company has adopted director SOGs to help reinforce a director’s alignment with longer term shareholder interests.

Flat Fee

Each non-executive director receives a flat fee Board retainer, which aids the Company in its philosophy to attract and retain qualified directors and reflects a director’s ongoing oversight and responsibilities throughout the year and their attendance at Board meetings. The Committee Chairs are eligible to receive an additional retainer above the base Board and committee retainer.

The non-executive directors are limited to receive no more than $150,000 in grant date value annually among all equity awards, of which, no more than $100,000 is received in the form of Options. The director compensation fees for non-executive directors are summarized in the following table:

	Board Annual Retainer	Compensation
	Non-Executive Chairman Cash Retainer(1)	$140,000
	Former Board Lead Director Cash Retainer(2)	$110,000
	Board Member Cash Retainer	$70,000
Annual Equity Grant:	DSUs	$52,500
	Options	$97,500
Committee Chair Retainer
	Audit Committee	$30,000
	Human Resources and Compensation Committee	$15,000
	Nominating & Corporate Governance Committee	$15,000
	Science and Innovation Committee	$15,000(3)

Notes:

1)	The Chairman cash retainer was applicable from May 13, 2021 when Ron Funk assumed that role.
2)	The Lead Director position was eliminated effective May 13, 2021.
3)	Jason Dyck received a Science and Innovation Committee Chair retainer of $60,000. After his resignation, this retainer was reduced to $15,000.

Director Compensation for the Financial year ended June 30, 2021

The following table sets forth the compensation provided to the non-employee directors of the Company during the financial year ended June 30, 2021.

Name	Fees earned ($)	Share-based awards(1) ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
Adam Szweras	42,500	105,304	84,520	N/A	N/A	N/A	232,324
Norma Beauchamp	85,000	62,481	84,520	N/A	N/A	N/A	232,001
Ron Funk(4)	55,000	137,124	84,520	N/A	N/A	N/A	276,644
Margaret Shan Atkins	100,000	52,483	84,520	N/A	N/A	N/A	237,003
Michael Detlefsen(5)	8,750	113,989	84,520	N/A	N/A	N/A	207,259
Lance Friedmann	91,625	52,483	84,520	N/A	N/A	N/A	228,628
Jason Dyck(3)	31,000	13,127	20,979	N/A	N/A	N/A	65,106

Notes:

1)	Represents DSUs granted during the respective year. Values are determined based on the fair value of each award on the respective grant date.
2)	Option-based awards are valued using the Black-Scholes stock option valuation methodology for the year ended June 30, 2021 consistent with the values used in the Company’s financial statements. The 2021 grants were valued using the following weighted average assumptions: exercise price of $12.13; risk free rate of return of 0.31%; volatility estimate of 81.00%; expected life (years) of 2.39; dividend rate of nil; per option value of $5.73. These amounts represent the fair value of the Options at the date of grant.
3)	Jason Dyck resigned from his position as a Director on September 22, 2020.

Director Share Ownership

Name	Years Remaining until Guideline Requirement Must be Met(1)	Equity Ownership Requirement (Multiple of Annual Retainer) ($)(2)	Number of Shares Held Directly or Indirectly(3)	Market Value of Total Holdings ($)(4)	SOG Compliance or in Progress(5)
Adam Szweras	2.82	210,000 (3x)	19,238	216,043	Yes
Norma Beauchamp	2.82	210,000 (3x)	10,314	115,826	In progress
Ron Funk	2.82	420,000 (3x)	20,606	231,405	In progress
Margaret Shan Atkins	2.82	210,000 (3x)	6,558	73,646	In progress
Michael Detlefsen	3.58	210,000 (3x)	12,521	140,611	In progress
Lance Friedmann	3.58	210,000 (3x)	5,588	62,753	In progress
Notes:
1)	Years remaining is calculated from the later of a) the date of implementation of the SOG on April 26, 2019; and b) the end of the calendar year in which the Director was appointed to the Board.
2)	Director equity ownership requirement has been calculated based on the annual retainers applicable to each director based on their Board membership position as at June 30, 2021.
4)	Includes DSUs.
5)	Calculated based on the $11.23 closing price of the Company’s Common Shares on June 30, 2021.
6)	The directors have five (5) years to reach SOG compliance and they are not considered “non-compliant” until then.

Option-Based Awards/Share-Based Awards

The following table sets out all compensation plan option-based awards and share-based awards outstanding as at June 30, 2021, for each director, excluding a director who is already included in the NEO disclosures above:

Director Name	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m - d - y)	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Adam Szweras	27,639	27.00	10-01-2021	-	-	-	5,615
	14,583	33.12	09-29-2022	-	-	-	6,210
	2,917	90.12	11-30-2023	-	-	-	6,783
	2,308	94.92	09-10-2024	-	-	-	7,648
	1,847	21.72	02-28-2025	-	-	-	14,610
	2,131	19.27	05-31-2025	-	-	-	9,658
	4,582	10.09	09-10-2025	5,223	-	-	10,949
	3,371	15.25	11-30-2025	-	-	-	9,040
	2,837	13.46	02-28-2026	-	-	-	20,820
	3,820	11.24	05-31-2026	-	-	-	13,105
	N/A	N/A	N/A	N/A	-	-	21,506
Norma Beauchamp	2,917	90.12	11-30-2023	-	-	-	5,615
	2,308	94.92	09-10-2024	-	-	-	6,210
	1,847	21.72	02-28-2025	-	-	-	6,783
	2,131	19.27	05-31-2025	-	-	-	7,648
	4,582	10.09	09-10-2025	5,223	-	-	14,610
	3,371	15.25	11-30-2025	-	-	-	9,658
	2,837	13.46	02-28-2026	-	-	-	10,949
	3,820	11.24	05-31-2026	-	-	-	9,040
	N/A	N/A	N/A	N/A	-	-	13,105
Ronald Funk	2,917	90.12	11-30-2023	-	-	-	5,615
	2,308	94.92	09-10-2024	-	-	-	6,210
	1,847	21.72	02-28-2025	-	-	-	6,783
	2,131	19.27	05-31-2025	-	-	-	7,648
	4,582	10.09	09-10-2025	5,223	-	-	14,610
	3,371	15.25	11-30-2025	-	-	-	9,658
	2,837	13.46	02-28-2026	-	-	-	10,949
	3,820	11.24	05-31-2026	-	-	-	22,606
	N/A	N/A	N/A	N/A	-	-	26,941
	N/A	N/A	N/A	N/A	-	-	13,105
	N/A	N/A	N/A	N/A	-	-	31,455
Margaret Shan Atkins	2,333	113.16	02-15-2024	-	-	-	4,683
	2,308	94.92	09-10-2024	-	-	-	6,210
	1,847	21.72	02-28-2025	-	-	-	6,783
	2,131	19.27	05-31-2025	-	-	-	7,648
	4,582	10.09	09-10-2025	5,223	-	-	14,610
	3,371	15.25	11-30-2025	-	-	-	9,658
	2,837	13.46	02-28-2026	-	-	-	10,949
	3,820	11.24	05-31-2026	-	-	-	13,105
Michael Detlefsen	1,847	21.72	02-28-2025	-	-	-	6,783
	2,131	19.27	05-31-2025	-	-	-	7,648
	4,582	10.09	09-10-2025	5,223	-	-	8,265
	3,371	15.25	11-30-2025	-	-	-	14,610
	2,837	13.46	02-28-2026	-	-	-	22,089
	3,820	11.24	05-31-2026	-	-	-	9,658
	N/A	N/A	N/A	N/A	-	-	13,016
	N/A	N/A	N/A	N/A	-	-	10,949
	N/A	N/A	N/A	N/A	-	-	17,148
	N/A	N/A	N/A	N/A	-	-	13,105
	N/A	N/A	N/A	N/A	-	-	17,339

Director Name	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m - d - y)	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Lance Friedmann	1,847	21.72	02-28-2025	-	-	-	6,783
	2,131	19.27	05-31-2025	-	-	-	7,648
	4,582	10.09	09-10-2025	5,223	-	-	14,610
	3,371	15.25	11-30-2025	-	-	-	9,658
	2,837	13.46	02-28-2026	-	-	-	10,949
	3,820	11.24	05-31-2026	-	-	-	13,105
Jason Dyck(2)	29,167	27.00	08-25-2021	-	-	-	-
	41,667	30.72	01-19-2022	-	-	-	-
	14,583	33.12	03-22-2022	-	-	-	-
	29,167	84.00	03-22-2022	-	-	-	-
	2,917	90.12	03-22-2022	-	-	-	-
	2,308	94.92	03-22-2022	-	-	-	-
	1,847	21.72	03-22-2022	-	-	-	-
	2,131	19.27	03-22-2022	-	-	-	-
	4,582	10.09	03-22-2022	5,223	-	-	-

Notes:

1)	Represents the value of the in-the-money Options based on the closing share price of $11.23 on June 30, 2021.
2)	Options granted to former director Jason Dyck were also issued to 748086 Alberta Ltd., a company controlled by Jason. Jason resigned as a director effective September 22, 2020. His Options were extended to expire eighteen (18) months following his termination in settlement of the assignment of certain intellectual property rights and royalty sharing.

Option-Based Awards/Share-Based Awards - Value Vested or Earned during the Year

The following table sets out all compensation plan option-based awards and share-based awards (value vested or earned) during the year ended June 30, 2021, for each director, excluding a director who is already included in the NEO disclosures above:

Director Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Adam Szweras	-	106,804	-
Norma Beauchamp	-	64,075	-
Ron Funk	-	139,592	-
Margaret Shan Atkins	-	53,400	-
Michael Detlefsen	-	111,724	-
Lance Friedmann	-	52,053	-
Jason Dyck(2)	-	14,045	-

Notes:

1)	Represents the value of vested Options that would have been realized if they had been exercised on the vesting date calculated as the difference between the market price of the underlying securities on the vesting date and the exercise price of the options.
2)	Jason Dyck resigned as director effective September 22, 2020. His Options were extended to expire eighteen (18) months following his termination in settlement of the assignment of certain intellectual property rights and royalty sharing.

Securities Authorized for Issuance Under Equity Compensation Plans

All Share Compensation Arrangements of the Company include the Option Plan, RSU Plan, PSU Plan and the DSU Plan. As outstanding Options are exercised, additional Options may be granted to replace the exercised Options. In addition, as the number of issued and outstanding Common Shares increases, the number of Options available for grant to eligible optionees also increases.

Equity Compensation Plan Information

The following table sets out equity compensation plan information as at June 30, 2021 financial year end:

	Number of securities to be issued upon exercise of outstanding options and rights, under equity compensation plans(1)	Weighted-average exercise price of outstanding options and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (2)
Plan Category	(a)	(b)	(c)
Equity Compensation Plans Approved by Shareholders - Option Plan	3,484,198(3)	68.46	12,822,694(4)
Equity Compensation Plans Approved by Shareholders - RSU Plan and PSU Plan	1,370,530(5)	14.55	1,348,343(6)
Equity Compensation Plans Approved by Shareholders - DSU Plan	57,383(7)	18.99	442,617(8)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,912,111(9)	52.84	14,613,654(10)

Notes:

1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding Options, redemption of RSUs, PSUs, and DSUs.
2)	A maximum of 10% for issuance, less any Common Shares reserved for issuance under the share compensation arrangements, may be reserved for issuance in aggregate under the Option Plan, the RSU Plan, the PSU Plan, and the DSU Plan. As at June 30, 2021, the maximum number of Common Shares reserved for issuance under the Option Plan, the RSU Plan, the PSU Plan, and the DSU Plan, in aggregate, was 19,806,892 Common Shares, (being 10% of the 198,068,923 Common Shares then issued and outstanding).
3)	Represents 1.8% of Common Shares issued and outstanding as of June 30, 2021.
4)	Represents 6.5% of Common Shares issued and outstanding as of June 30, 2021.
5)	Represents 0.7% of Common Shares issued and outstanding as of June 30, 2021
6)	Represents 0.7% of Common Shares issued and outstanding as of June 30, 2021.
7)	Represents 0.0% of Common Shares issued and outstanding as of June 30, 2021.
8)	Represents 0.2% of Common Shares issued and outstanding as of June 30, 2021.
9)	Represents 2.5% of Common Shares issued and outstanding as of June 30, 2021.
10)	Represents 7.4% of Common Shares issued and outstanding as of June 30, 2021.

Burn Rate & Dilution Rate

The annual burn rate for each security-based compensation arrangement for the three most recently completed financial years, expressed as a percentage and calculated by dividing the number of awards granted during the financial year by the weighted average number of Common Shares outstanding for the financial year, is set forth in the following table:

	For the financial year ended June 30(1)
	2021	2020	2019
Option Plan	0.47%	1.25%	4.04%
RSU Plan	0.54%	0.26%	0.0742%
PSU Plan	0.28%	N/A	N/A
DSU Plan	0.03%	0.01%	0.0030%

Note:

1)	The annual burn rate is calculated as the number of securities granted under the arrangement during the applicable financial year divided by the weighted average number of securities outstanding for the applicable financial year.

The dilution rate is expressed as a percentage and calculated by dividing the number of awards outstanding at the end of a financial year by the number of Common Shares outstanding. As of June 30, 2021, the Company’s dilution rate under all security-based compensation arrangements is as follows:

	As of the financial year ended June 30
	2021	2020	2019
Number of Securities Outstanding under All Security-Based Arrangements	4,912,111	4,453,808	4,199,112
Number of Common Shares Outstanding	198,068,923	115,228,811	84,786,562
Dilution Rate	2.48%	3.87%	4.95%

GENERAL
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	At no time during the Company’s last completed financial year, was any director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries, indebted to the Company or any of its subsidiaries or indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	This Information Circular, including the disclosure below, briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.
MANAGEMENT CONTRACTS	Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.
ADDITIONAL INFORMATION	Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com under “Company Profiles - Aurora Cannabis Inc.”. The Company’s financial information is provided in the Company’s comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting the Company by email at aurora@icrinc.com.
OTHER MATTERS	The Board is not aware of any other matters it anticipates will come before the Meeting as of the date of this Information Circular.
The contents of this Information Circular and its distribution to shareholders has been approved by the Board.

DATED effective September 28, 2021

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Miguel Martin

Miguel Martin
Chief Executive Officer